UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 10, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

2025 Results Announcement

31 December 2025

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the twelve months ended 31 December 2025 to the corresponding twelve months of 2024 and balance sheet analysis as at 31 December 2025 with comparatives relating to 31 December 2024. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.

The information in this announcement, which was approved by the Board of Directors on 9 February 2026, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2025, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following publication of this document. Once furnished to the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 71 to 79 for definitions and calculations of non-IFRS performance measures included throughout this document, and reconciliations to the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including sustainability-related commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Group operates, including as a result of the adoption of rules and regulations taking a different or opposing position on sustainability matters, or other forms of governmental and regulatory action against sustainability policies; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; changes in US legislation and policy; developments in the UK’s relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the use of new technology, including artificial intelligence; the Group’s ability to access funding; and the success of acquisitions, disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2026-2028, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2025), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays achieved all financial guidance in 2025 including a return on tangible equity (RoTE) of 11.3%. Barclays is on track to deliver 2026 targets and is announcing new targets to 2028, including RoTE of greater than 14% in 2028 and capital distributions of greater than £15bn between 2026 and 2028

C. S. Venkatakrishnan, Group Chief Executive, commented
"Barclays achieved all financial guidance in 2025. RoTE was 11.3% as all divisions delivered double-digit RoTE. We distributed £3.7bn to our shareholders, including the £1.0bn share buyback announced today, up from £3.0bn in 2024. We ended the year with a robust common equity tier 1 (CET1) ratio of 14.3% (14.0% rebased for buyback). We grew profit before tax by 13%, earnings per share (EPS) by 22% and tangible net asset value (TNAV) per share by 15% to 409p, a tenth consecutive quarter of growth.

Our progress in the past two years provides a strong foundation to deliver more for our customers, clients and shareholders. As we outline in our plan for the next three years, we will invest further to improve customers’ experience and deepen relationships, while harnessing new technology, including AI, to improve efficiency and build segment-leading businesses and drive further growth. Our aim is to secure sustainably higher returns through to 2028 and beyond, delivering Group RoTE of greater than 14% in 2028 and greater than £15bn of capital distributions to shareholders between 2026 and 2028."

●	Announced 2028 financial targets
●	FY25 Group RoTE of 11.3% (FY24: 10.5%) with earnings per share (EPS) of 43.8p (FY24: 36.0p)
●	Total capital distributions of £3.7bn announced in relation to 2025 23% higher than 2024
-
Reflecting a total dividend of 8.6p (£1.2bn) and total share buybacks of £2.5bn for 2025. This includes a 5.6p (£0.8bn) full year dividend, and the intention to initiate a further share buyback of up to £1.0bn

●
FY25 Group net interest income (NII) excluding Barclays Investment Bank (IB) and Head office of £12.8bn, of which Barclays UK was £7.7bn, meeting 2025 guidance of greater than £12.6bn and £7.6bn respectively

●	Continued cost discipline with FY25 Group cost: income ratio improving to 61% (FY24: 62%) driven by positive operating leverage for the third consecutive year
●	Achieved £0.7bn of cost efficiency savings in FY25, exceeding the c.£0.5bn guidance, with a total of £1.7bn across FY24 and FY25
●	Robust risk management with FY25 Group loan loss rate (LLR) of 52bps (FY24: 46bps), within the through the cycle range of 50-60bps
●	Strong balance sheet with CET1 ratio of 14.3%
	-	Taking into account the impact of the £1.0bn share buyback announced today, the CET1 ratio as of 31 December 2025 would be reduced to 14.0% (at the top end of the 13-14% target range)
●	TNAV per share of 409p (December 2024: 357p)

Key financial metrics:

	Income	Profit before tax	Attributable profit	Cost: income ratio	LLR	RoTE	EPS	TNAV per share	CET1 ratio	Total capital return
FY25	£29.1bn	£9.1bn	£6.2bn	61%	52bps	11.3%	43.8p	409p	14.3%	£3.7bn
Q425	£7.1bn	£1.9bn	£1.2bn	66%	48bps	8.5%	8.6p

FY25 Performance highlights:

●	Group RoTE was 11.3% (FY24: 10.5%) with profit before tax of £9.1bn (FY24: £8.1bn). All divisions delivered double-digit RoTE in FY25
●	Group income of £29.1bn increased 9% year-on-year. Group NII excluding IB and Head Office was £12.8bn, up 13% year-on-year
-
Barclays UK income increased 5%, reflecting higher structural hedge income and Tesco Bank NII, partially offset by the non-repeat of the £0.6bn day 1 gain from the acquisition of Tesco Bank in the prior year

	-	Barclays UK Corporate Bank (UKCB) income increased 16%, reflecting higher average deposit and lending balances, and higher structural hedge income
	-	Barclays Private Bank and Wealth Management (PBWM) income increased 5%, driven by growth in deposit, invested asset and loan balances from net new inflows and market movements
-
Barclays Investment Bank (IB) income increased 11%, with growth across Global Markets and Investment Banking, supported by continued growth in more stable income streams (Financing and International Corporate Bank)

-
Barclays US Consumer Bank (USCB) income increased 11%, reflecting the impact of repricing initiatives, business growth and the acquisition of General Motors co-branded cards portfolio (GM portfolio) in Q325, partially offset by the strengthening of GBP against USD

FY25 Performance highlights (continued):

●	Group total operating expenses were £17.7bn, up 6% year-on-year
-
Group operating costs increased 5% to £17.0bn, reflecting Tesco Bank run rate and integration costs, further investment spend, business growth and inflation, partially offset by £0.7bn of cost efficiency savings

	-	FY25 total structural cost actions of £0.3bn (FY24: £0.3bn)
	-	Litigation and conduct charges of £0.4bn (FY24: £0.2bn), included a £235m charge for motor finance redress in Q325
●	Credit impairment charges were £2.3bn (FY24: £2.0bn) with an LLR of 52bps (FY24: 46bps)
●	CET1 ratio of 14.3% (December 2024: 13.6%), with RWAs of £356.8bn (December 2024: £358.1bn) and TNAV per share of 409p (December 2024: 357p)

Q425 Performance highlights:

●	Group RoTE was 8.5% (Q424: 7.5%1) with profit before tax of £1.9bn (Q424: £1.7bn1)
●	Group income of £7.1bn increased 2% year-on-year. Q424 included the £0.6bn day 1 gain from the acquisition of Tesco Bank
	-	Group NII excluding IB and Head Office was £3.4bn, up 12% year-on-year
●	Group total operating expenses were £4.7bn, up 1% year-on-year, with a cost: income ratio of 66% (Q424: 66%)
	-	Group operating costs increased 3% to £4.4bn, reflecting business growth, inflation and one-off costs, including a VAT expense in Barclays UK, partially offset by c.£0.2bn of cost efficiency savings
●	Credit impairment charges were £0.5bn (Q424: £0.7bn) with an LLR of 48bps (Q424: 66bps). Q424 included a £0.2bn day 1 impact from the acquisition of Tesco Bank

1	Q424 included the day 1 impacts from the acquisition of Tesco Bank: total income gain of £556m, credit impairment charges of £209m, and profit before tax benefit of £347m.

Group financial targets1:

2026 targets

●	Returns: Group RoTE of greater than 12%
●	Capital returns2: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks
	-	Progressive increase in total capital returns versus 2025
	-	Share buybacks announced quarterly
	-	Dividends to be paid semi-annually, including planned £2bn dividend for 2026
●	Income: Group total income of c.£31bn
	-	Group NII excluding IB and Head Office greater than £13.5bn and Barclays UK NII of £8.1bn - £8.3bn
●	Costs: Group cost: income ratio of high 50s in percentage terms
●	Impairment: expect Group LLR of 50-60bps through the cycle
●	Capital: CET1 ratio target range of 13-14%
	-	IB RWAs mid 50s% of Group RWAs
	-	Impact of regulatory change on RWAs in line with our prior guidance of c.£19-26bn
	-	c.£3-10bn RWAs from Basel 3.1, with implementation expected from 1 January 20273
	-	c.£16bn RWAs from USCB moving to an Internal Ratings Based (IRB) model, subject to portfolio changes and regulatory approval, c.£5bn expected on 1 January 2027 with remainder anticipated later in 2027
	-	Expect Pillar 2A capital to reduce upon implementation of Basel 3.1 and USCB IRB

2028 targets

●	Returns: Group RoTE of greater than 14%
●
Capital returns2: plan to return greater than £15bn of capital to shareholders between 2026 and 2028, through dividends and share buybacks. This provides capacity for additional investment and growth, exceeding the level of investment in the current plan

●	Income: greater than 5% compound annual growth rate (CAGR) 2025-2028
●	Costs: Group cost: income ratio of low 50s in percentage terms. Cost target includes total gross efficiency savings of c.£2bn in 2026-2028
●	Impairment: expect Group LLR of 50-60bps through the cycle
●	Capital: CET1 ratio target range of 13-14%
	-	IB RWAs of c.50% of Group RWAs

1	Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and may be subject to change.
2	This multi-year plan is subject to supervisory and Board approvals, anticipated financial performance and our published CET1 ratio target range of 13-14%.
3	Fundamental review of the trading book (FRTB) impact mostly expected in 2027.

Barclays Group results	Year ended			Three months ended
	31.12.25	31.12.24		31.12.25	31.12.24
	£m	£m	% Change	£m	£m	% Change
Barclays UK1	8,708	8,274	5	2,262	2,615	(13)
Barclays UK Corporate Bank	2,064	1,780	16	539	458	18
Barclays Private Bank and Wealth Management	1,380	1,309	5	348	351	(1)
Barclays Investment Bank	13,055	11,805	11	2,792	2,607	7
Barclays US Consumer Bank	3,681	3,326	11	1,053	857	23
Head Office	252	294	(14)	83	76	9
Total income	29,140	26,788	9	7,077	6,964	2
Operating costs	(17,040)	(16,195)	(5)	(4,379)	(4,244)	(3)
UK regulatory levies	(313)	(320)	2	(229)	(227)	(1)
Litigation and conduct	(392)	(220)	(78)	(50)	(121)	59
Total operating expenses	(17,745)	(16,735)	(6)	(4,658)	(4,592)	(1)
Other net income/(expenses)	23	37	(38)	(25)	—
Profit before impairment	11,418	10,090	13	2,394	2,372	1
Credit impairment charges	(2,279)	(1,982)	(15)	(535)	(711)	25
Profit before tax	9,139	8,108	13	1,859	1,661	12
Tax charge	(1,926)	(1,752)	(10)	(388)	(448)	13
Profit after tax	7,213	6,356	13	1,471	1,213	21
Non-controlling interests	(41)	(49)	16	(18)	(20)	10
Other equity instrument holders	(997)	(991)	(1)	(258)	(228)	(13)
Attributable profit	6,175	5,316	16	1,195	965	24

Performance measures
Return on average tangible shareholders' equity	11.3%	10.5%		8.5%	7.5%
Average tangible shareholders' equity (£bn)	54.6	50.7		56.5	51.5
Cost: income ratio	61%	62%		66%	66%
Loan loss rate (bps)	52	46		48	66
Basic earnings per ordinary share	43.8p	36.0p	22	8.6p	6.7p	29
Dividend per ordinary share	8.6p	8.4p	2
Share buybacks announced (£m)	2,500	1,750	43
Total payout equivalent per share	c.26.4p	c.20.4p	30
Basic weighted average number of shares (m)	14,112	14,755	(4)	13,883	14,432	(4)
Period end number of shares (m)	13,867	14,420	(4)
Period end tangible shareholders' equity (£bn)	56.8	51.5

	As at 31.12.25	As at 31.12.24
Balance sheet and capital management2	£bn	£bn
Loans and advances at amortised cost	430.0	414.5
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%
Total assets	1,544.2	1,518.2
Deposits at amortised cost	585.6	560.7
Tangible net asset value per share	409p	357p
Common equity tier 1 ratio	14.3%	13.6%
Common equity tier 1 capital	51.1	48.6
Risk weighted assets	356.8	358.1
UK leverage ratio	5.1%	5.0%
UK leverage exposure	1,247.3	1,206.5

Funding and liquidity
Group liquidity pool (£bn)	337.8	296.9
Liquidity coverage ratio3	170.0%	172.4%
Net stable funding ratio4	135.2%	134.9%
Loan: deposit ratio	73%	74%

1	Q424 and FY24 included the £556m day 1 gain from the acquisition of Tesco Bank.
2	Refer to pages 57 to 61 for further information on how capital, RWAs and leverage are calculated.
3
Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio (LCR).

4	Represents average of the last four spot quarter end positions.

Group Finance Director's Review

FY25 Group performance

●	Barclays delivered a profit before tax of £9,139m (FY24: £8,108m), RoTE of 11.3% (FY24: 10.5%) and EPS of 43.8p (FY24: 36.0p)
●
The Group has a diverse income profile across businesses and geographies. The year-on-year appreciation of average GBP against USD negatively impacted income and profits, and positively impacted credit impairment charges and total operating expenses

●
Group income increased 9% to £29,140m driven by higher structural hedge income, higher income in Global Markets across FICC and Equities, Tesco Bank NII and lending growth, partially offset by the non-repeat of the £556m day 1 gain from the acquisition of Tesco Bank in the prior year

●	Group total operating expenses increased to £17,745m (FY24: £16,735m)
-
Group operating costs increased 5% to £17,040m, reflecting Tesco Bank run rate and integration costs, further investment spend, business growth and inflation, partially offset by c.£700m of cost efficiency savings

- FY25 total structural cost actions of £285m (FY24: £273m) with Q425 structural cost actions of £90m (Q424: £110m)
	-	Litigation and conduct charges of £392m (FY24: £220m), included a £235m charge for motor finance redress in Q325
●
Credit impairment charges increased to £2,279m (FY24: £1,982m), primarily driven by the impact of the GM portfolio acquisition, an IB single name charge and elevated US macroeconomic uncertainty. Total coverage ratio remained stable at 1.2% (December 2024: 1.2%)

●	The effective tax rate (ETR) was 21.1% (FY24: 21.6%). The 2025 ETR included tax relief on payments made under Additional Tier 1 (AT1) instruments and on holdings of inflation-linked government bonds
●	Attributable profit was £6,175m (FY24: £5,316m)
●
Total assets increased to £1,544.2bn (December 2024: £1,518.2bn) driven by higher trading activity in IB, growth in the liquidity pool and higher lending in Barclays UK and UKCB. This was partially offset by a reduction in derivative assets and the strengthening of spot GBP against USD

●
TNAV per share increased to 409p (December 2024: 357p) as EPS of 43.8p and a 16p benefit from the cash flow hedging reserve were partially offset by an 8p reduction from dividends paid during FY25. The impact of the share buybacks executed throughout 2025 was broadly neutral to TNAV per share

Group capital and leverage

●
The CET1 ratio increased to 14.3% (December 2024: 13.6%). Taking into account the impact of the £1.0bn share buyback announced today, the CET1 ratio as of 31 December 2025 would be reduced to 14.0% (at the top end of the 13-14% target range)

●	The c.80bps increase in 2025 was driven by a CET1 capital increase of £2.5bn to £51.1bn and an RWA decrease of £1.4bn to £356.8bn:
	-	c.170bps increase from attributable profit
-
c.100bps decrease driven by shareholder distributions including the interim dividend payment of 3.0p per share paid in September 2025, the completed £2.0bn share buybacks announced with FY24 and H125 Results, and the ongoing £0.5bn share buyback announced with Q325 Results, as well as the accrual for the FY25 dividend

	-	c.30bps increase from other CET1 capital movements, including an increase in the fair value through other comprehensive income reserve
-
c.20bps decrease as a result of a £5.2bn increase in RWAs, excluding the impact of foreign exchange movements. This was primarily driven by lending growth in the UK businesses and an increase in USCB, including the acquisition of the GM portfolio, partially offset by the disposal of the German consumer finance business and of Barclays' joint venture interest in Entercard Group AB (Entercard)

	-	A £1.1bn decrease in CET1 capital due to a decrease in the currency translation reserve was partially offset by a £6.5bn decrease in RWAs as a result of foreign exchange movements
●
The UK leverage ratio increased to 5.1% (December 2024: 5.0%), as Tier 1 capital increased by £3.2bn, partially offset by a £40.8bn increase in leverage exposure to £1,247.3bn. The increase in leverage exposure was largely driven by an increase in trading activity in IB and higher lending in Barclays UK and UKCB, partially offset by the strengthening of spot GBP against USD

Group funding and liquidity

●	The liquidity metrics remain above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
●	The liquidity pool was £337.8bn, an increase of £40.9bn from December 2024. The increase in the liquidity pool was primarily driven by increased wholesale funding and deposit growth across businesses
●	The average1 LCR was 170.0% (December 2024: 172.4%), equivalent to a surplus of £131.2bn (December 2024: £127.5bn)
●	Total deposits increased to £585.6bn (December 2024: £560.7bn), primarily driven by customer deposit growth in International Corporate Bank, UKCB and deposits from commercial and non-commercial banks
●	The average2 Net Stable Funding Ratio (NSFR) was 135.2% (December 2024: 134.9%), which represents a £166.3bn surplus (December 2024: £162.9bn) above the 100% regulatory requirement
●	Wholesale funding outstanding, excluding repurchase agreements, was £220.1bn (December 2024: £186.0bn)
●
The Group issued £16.1bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) as of Q425. The Group has a strong MREL position with a ratio of 35.8%, which is in excess of the regulatory requirement of 30.5% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

1
Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio.

2	Represents average of the last four spot quarter end ratios.

Other matters

●
Motor finance: On 7 October 2025, the UK Financial Conduct Authority (FCA) began consulting on an industry-wide compensation scheme for eligible motor finance customers. Barclays considers it more likely than not that a redress scheme will be implemented by the FCA. As a result, Barclays and Clydesdale Financial Services Ltd (a subsidiary of Barclays PLC) have recognised a provision of £325m in respect of this matter as at 31 December 2025 (as at 31 December 2024: £90m). Barclays has engaged with the FCA as part of its consultation process and the FCA’s Policy Statement and final redress scheme rules are currently expected to be published in February or March 2026. The ultimate financial impact on Barclays could differ from the recognised provision, which represents Barclays’ best estimate of the cost of redress based on the information currently available to Barclays

●
FCA investigations concerning financial crime systems and controls and compliance with the Money Laundering Regulations: In July 2025, the FCA concluded civil enforcement investigations into Barclays Bank PLC and Barclays Bank UK PLC regarding compliance with anti-money laundering regulations and financial crime controls. Barclays Bank PLC paid £39m to resolve its investigation, and Barclays Bank UK PLC settled a separate matter for £9m (including a £6m voluntary payment to investors). These amounts were fully provided for in Barclays H125 interim Results. The FCA acknowledged Barclays’ cooperation in both cases, which are now closed

●
Disposal of German consumer finance business: In Q125, Barclays Bank Ireland PLC announced the completion of the sale of its German consumer finance business to BAWAG P.S.K., a wholly owned subsidiary of BAWAG Group AG. The sale released c.£3.3bn of RWAs, increasing Barclays’ CET1 ratio by c.10bps in Q125

●
Long-term strategic partnership for Payment Acceptance business: On 17 April 2025, Barclays announced it had entered into a long-term strategic partnership with Brookfield Asset Management Ltd to grow and transform Barclays' Payment Acceptance business, previously referred to as the Merchant Acquiring business

●
GM portfolio acquisition: On 22 August 2025, Barclays completed the acquisition of a US credit card portfolio of $1.6bn receivables, in partnership with General Motors Company. The partnership will serve to further scale Barclays’ credit card portfolio in the US and build on its growth strategy

●
Disposal of Barclays' entire shareholding in Entercard: On 28 August 2025, Barclays announced the sale of its entire shareholding in its joint venture Entercard to its joint venture partner, Swedbank AB (publ). The sale completed in Q425 and released c.£0.9bn of RWAs, increasing Barclays’ CET1 ratio by c.4bps

●
Best Egg, Inc. (Best Egg) acquisition: On 28 October 2025, Barclays announced an agreement for Barclays Bank Delaware to acquire Best Egg for $800m, subject to regulatory approvals and other conditions. Best Egg is a leading US direct‑to‑consumer personal loan origination platform focused on prime borrowers. Completion is expected in Q226, after completion of the previously announced sale of Barclays’ American Airlines co‑branded credit card receivables. The net estimated impact of both transactions is expected to increase Barclays’ CET1 ratio by c.6bps in Q226

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Year ended			Three months ended
	31.12.25	31.12.241		31.12.25	31.12.241
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	7,653	6,627	15	2,015	1,815	11
Net fee, commission and other income	1,055	1,647	(36)	247	800	(69)
Total income	8,708	8,274	5	2,262	2,615	(13)
Operating costs	(4,746)	(4,235)	(12)	(1,274)	(1,170)	(9)
UK regulatory levies	(85)	(78)	(9)	(41)	(36)	(14)
Litigation and conduct	(51)	(16)		(14)	(9)	(56)
Total operating expenses	(4,882)	(4,329)	(13)	(1,329)	(1,215)	(9)
Other net income	—	—	—	—	—	—
Profit before impairment	3,826	3,945	(3)	933	1,400	(33)
Credit impairment charges	(413)	(365)	(13)	(74)	(283)	74
Profit before tax	3,413	3,580	(5)	859	1,117	(23)
Attributable profit	2,443	2,465	(1)	706	781	(10)

Performance measures
Return on average allocated tangible equity	20.7%	23.1%		23.8%	28.0%
Average allocated tangible equity (£bn)	11.8	10.7		11.9	11.2
Cost: income ratio	56%	52%		59%	46%
Loan loss rate (bps)	18	16		13	49
Net interest margin	3.63%	3.29%		3.72%	3.53%

Key facts	As at 31.12.25	As at 31.12.24
UK mortgage balances (£bn)	172.4	163.1
Mortgage gross lending flow (£bn)	34.3	23.9
Average LTV of mortgage portfolio2	55%	53%
Average LTV of new mortgage lending2	70%	66%
Number of branches	206	221
Digitally active customers (m)3	13.9	13.4
30 day arrears rate - total UK cards	0.8%	0.7%
90 day arrears rate - total UK cards	0.2%	0.2%

	As at 31.12.25	As at 31.12.24
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	216.5	207.7
Total assets	299.6	299.8
Customer deposits at amortised cost	244.6	244.2
Loan: deposit ratio	94%	92%
Risk weighted assets	85.8	84.5
Period end allocated tangible equity	11.8	11.6

1	Q424 and FY24 included the day 1 impacts from the acquisition of Tesco Bank: total income gain of £556m, credit impairment charges of £209m, and profit before tax benefit of £347m.
2	Average loan to value (LTV) of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.
3	Excludes Tesco Bank.

Analysis of Barclays UK	Year ended			Three months ended
	31.12.25	31.12.241		31.12.25	31.12.241
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Retail Banking	6,582	6,270	5	1,702	2,078	(18)
Business Banking	2,126	2,004	6	560	537	4
Total income	8,708	8,274	5	2,262	2,615	(13)

Analysis of credit impairment (charges)/releases
Retail Banking	(374)	(394)	5	(72)	(279)	74
Business Banking	(39)	29		(2)	(4)	50
Total credit impairment charges	(413)	(365)	(13)	(74)	(283)	74

	As at 31.12.25	As at 31.12.24
Analysis of loans and advances to customers at amortised cost	£bn	£bn
Retail Banking	198.6	188.0
Business Banking	17.9	19.7
Total loans and advances to customers at amortised cost	216.5	207.7

Analysis of customer deposits at amortised cost
Retail Banking	192.7	191.4
Business Banking	51.9	52.8
Total customer deposits at amortised cost	244.6	244.2

Barclays UK delivered a RoTE of 20.7% (FY24: 23.1%¹) supported by robust income, the integration of Tesco Bank, disciplined cost management and normalising levels of impairment underpinned by strong asset quality.

2025 compared to 2024

Income statement
●	Profit before tax decreased 5% to £3,413m
●
Total income increased 5% to £8,708m. NII increased 15% to £7,653m, as higher structural hedge income and the impact from Tesco Bank were partially offset by retail deposit dynamics. Net fee, commission and other income decreased 36% to £1,055m primarily driven by the non-repeat of the day 1 gain from the acquisition of Tesco Bank

●
Total operating expenses increased 13% to £4,882m, driven by Tesco Bank run and integration costs, and inflation. Ongoing efficiency savings continue to be reinvested, to drive sustainable improvement to the cost: income ratio

●
Credit impairment charges were £413m (FY24: £365m), underpinned by balance growth and stable credit performance. The UK cards 30 and 90 day arrears rates were 0.8% (Q424: 0.7%) and 0.2% (Q424: 0.2%) respectively. The UK cards total coverage ratio decreased to 4.3% (December 2024: 4.8%) driven by resilient customer behaviour

Balance sheet
●
Loans and advances to customers at amortised cost increased £8.8bn to £216.5bn, primarily driven by growth in mortgages and cards lending in Retail Banking, partially offset by continued repayment of government scheme lending in Business Banking

●
Customer deposits at amortised cost increased by £0.4bn to £244.6bn, driven by an increase in Retail Banking deposits, partially offset by a reduction in Business Banking current accounts. The loan:deposit ratio remained broadly stable at 94% (December 2024: 92%)

●	RWAs increased to £85.8bn (December 2024: £84.5bn) primarily due to growth in mortgages and cards lending in Retail Banking, partially offset by securitisations

1	FY24 included the day 1 impacts from the acquisition of Tesco Bank: total income gain of £556m, credit impairment charges of £209m, and profit before tax benefit of £347m.

Barclays UK Corporate Bank	Year ended			Three months ended
	31.12.25	31.12.24		31.12.25	31.12.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,480	1,206	23	396	324	22
Net fee, commission and other income	584	574	2	143	134	7
Total income	2,064	1,780	16	539	458	18
Operating costs	(989)	(935)	(6)	(272)	(250)	(9)
UK regulatory levies	(29)	(37)	22	(14)	(14)	—
Litigation and conduct	(39)	(1)		—	(1)
Total operating expenses	(1,057)	(973)	(9)	(286)	(265)	(8)
Other net income	—	—	—	—	—	—
Profit before impairment	1,007	807	25	253	193	31
Credit impairment charges	(37)	(76)	51	(1)	(40)	98
Profit before tax	970	731	33	252	153	65
Attributable profit	648	490	32	168	98	71

Performance measures
Return on average allocated tangible equity	18.9%	16.0%		19.1%	12.3%
Average allocated tangible equity (£bn)	3.4	3.1		3.5	3.2
Cost: income ratio	51%	55%		53%	58%
Loan loss rate (bps)	12	29		1	62

	As at 31.12.25	As at 31.12.24
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	30.0	25.4
Deposits at amortised cost	88.7	83.1
Risk weighted assets	26.5	23.9
Period end allocated tangible equity	3.7	3.3

	Year ended			Three months ended
	31.12.25	31.12.24		31.12.25	31.12.24
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Corporate lending	357	267	34	97	71	37
Transaction banking	1,707	1,513	13	442	387	14
Total income	2,064	1,780	16	539	458	18

UKCB delivered a RoTE of 18.9% (FY24: 16.0%), as increased income from higher average deposit and lending balances was partially offset by continued investment and higher RWAs to support future growth ambitions.

2025 compared to 2024

Income statement
●	Profit before tax increased 33% to £970m
●
Total income increased 16% to £2,064m, NII increased 23% to £1,480m, driven by higher average deposit and lending balances, and higher structural hedge income. Net fee, commission, trading and other income was broadly stable at £584m

●
Total operating expenses increased 9% to £1,057m, including a litigation and conduct charge of £39m in Q225. Operating costs increased 6% to £989m, reflecting higher investment spend to support business growth ambitions, with ongoing efficiency savings offsetting inflationary headwinds

●	Credit impairment charges were £37m (FY24: £76m), reflecting stable underlying credit performance and limited single name charges

Balance sheet
●	Loans and advances to customers at amortised cost increased to £30.0bn (December 2024: £25.4bn), reflecting the strategic focus to grow lending
●	Deposits at amortised cost increased to £88.7bn (December 2024: £83.1bn), driven by an inflow of balances from new and existing clients
●	RWAs increased to £26.5bn (December 2024: £23.9bn), reflecting higher client lending limits and growth in lending balances

Barclays Private Bank and Wealth Management	Year ended			Three months ended
	31.12.25	31.12.24		31.12.25	31.12.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	799	767	4	202	216	(6)
Net fee, commission and other income	581	542	7	146	135	8
Total income	1,380	1,309	5	348	351	(1)
Operating costs	(994)	(911)	(9)	(279)	(255)	(9)
UK regulatory levies	(10)	(9)	(11)	(7)	(7)	—
Litigation and conduct	(9)	—		(10)	(1)
Total operating expenses	(1,013)	(920)	(10)	(296)	(263)	(13)
Other net income	—	—	—	—	—	—
Profit before impairment	367	389	(6)	52	88	(41)
Credit impairment releases/(charges)	8	(6)		(2)	(2)	—
Profit before tax	375	383	(2)	50	86	(42)
Attributable profit	291	288	1	35	63	(44)

Performance measures
Return on average allocated tangible equity	26.3%	28.1%		12.6%	23.9%
Average allocated tangible equity (£bn)	1.1	1.0		1.1	1.1
Cost: income ratio	73%	70%		85%	75%
Loan loss rate (bps)	(5)	4		5	5

Key facts	£bn	£bn		£bn	£bn
Net new assets under management1	3.3	3.7		0.6	0.7

	As at 31.12.25	As at 31.12.24
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	14.7	14.5
Deposits at amortised cost	72.0	69.5
Risk weighted assets	8.0	7.9
Period end allocated tangible equity	1.1	1.1

Invested assets2	140.6	124.6
Of which:
Assets under management1	52.9	47.7
Assets under supervision1	87.7	76.9
Clients assets and liabilities3	227.6	208.9

PBWM delivered a RoTE of 26.3% (FY24: 28.1%). The business continues to see an inflow of new client balances across deposits, lending and investments reflecting strong product offering and client engagement, as well as ongoing investment to support future growth and efficiency ambitions.

2025 compared to 2024

Income statement
●	Profit before tax decreased 2% to £375m
●	Total income increased 5% to £1,380m, driven by growth in deposit, invested asset and loan balances from net new inflows and market movements
●	Total operating expenses increased 10% to £1,013m, reflecting higher investment spend to support business growth ambitions, with ongoing efficiency savings offsetting inflationary headwinds

Balance sheet
●	Client assets and liabilities increased £18.7bn to £227.6bn, driven by net new inflows of invested assets, deposits and loan balances and market movements, partially offset by FX impact
●	RWAs were broadly stable at £8.0bn (December 2024: £7.9bn)

1	Refer to page 71 for further information on net new assets under management, assets under management and assets under supervision.
2
Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within deposits is excluded from invested assets.

3	Client assets and liabilities refers to deposits, lending and invested assets.

Barclays Investment Bank	Year ended			Three months ended
	31.12.25	31.12.24		31.12.25	31.12.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,334	1,031	29	356	284	25
Net trading income	7,197	6,241	15	1,294	1,262	3
Net fee, commission and other income	4,524	4,533	—	1,142	1,061	8
Total income	13,055	11,805	11	2,792	2,607	7
Operating costs	(7,927)	(7,666)	(3)	(1,924)	(1,903)	(1)
UK regulatory levies	(181)	(187)	3	(159)	(161)	1
Litigation and conduct	(28)	(55)	49	(8)	(26)	69
Total operating expenses	(8,136)	(7,908)	(3)	(2,091)	(2,090)	—
Other net income	—	—	—	—	—	—
Profit before impairment	4,919	3,897	26	701	517	36
Credit impairment charges	(305)	(123)		(22)	(46)	52
Profit before tax	4,614	3,774	22	679	471	44
Attributable profit	3,092	2,513	23	294	247	19

Performance measures
Return on average allocated tangible equity	10.6%	8.5%		4.0%	3.4%
Average allocated tangible equity (£bn)	29.1	29.7		29.6	29.3
Income over average risk weighted assets	6.6%	5.8%		5.5%	5.2%
Cost: income ratio	62%	67%		75%	80%
Loan loss rate (bps)	23	10		7	15

	As at 31.12.25	As at 31.12.24
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	70.0	69.7
Loans and advances to banks at amortised cost	7.4	6.8
Debt securities at amortised cost	52.9	47.9
Loans and advances at amortised cost	130.3	124.4
Trading portfolio assets	189.5	166.1
Derivative financial instrument assets	251.5	291.6
Financial assets at fair value through the income statement	183.6	190.4
Cash collateral and settlement balances	121.6	111.1

Deposits at amortised cost	156.1	140.5
Derivative financial instrument liabilities	240.6	279.0

Risk weighted assets	196.7	198.8
Period end allocated tangible equity	28.9	29.3

	Year ended			Three months ended
	31.12.25	31.12.24		31.12.25	31.12.24
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	5,429	4,667	16	1,024	934	10
Equities	3,225	2,875	12	703	604	16
Global Markets	8,654	7,542	15	1,727	1,538	12
Advisory	676	661	2	214	189	13
Equity capital markets	278	351	(21)	56	98	(43)
Debt capital markets	1,510	1,492	1	336	327	3
Banking fees and underwriting	2,464	2,504	(2)	606	614	(1)
Corporate lending	247	153	61	27	45	(40)
Transaction banking	1,690	1,606	5	432	410	5
International Corporate Bank	1,937	1,759	10	459	455	1
Investment Banking	4,401	4,263	3	1,065	1,069	—
Total income	13,055	11,805	11	2,792	2,607	7

IB delivered a RoTE of 10.6% (FY24: 8.5%), driven by strong performance in Global Markets and the International Corporate Bank, whilst maintaining cost and capital discipline, driving positive operating jaws and improved RWA productivity.

2025 compared to 2024

Income statement
●	Profit before tax increased to £4,614m (FY24: £3,774m)
●
IB has a diverse income profile across businesses and geographies. The 3% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses

●	Total income increased 11% to £13,055m, including adverse average FX impacts
	-	Global Markets income increased 15% to £8,654m across FICC and Equities
-
FICC income increased 16% to £5,429m, reflecting continued support provided to clients through a range of environments, including a strong performance in Macro, Securitised products and Credit, and sustained strength in Fixed Income Financing

-
Equities income increased 12% to £3,225m (up 17% excluding the prior year £125m fair value gain on Visa B shares in Q124), reflecting growth in Prime Financing due to increased client balances and Cash from strong client activity across products

	-	Investment Banking income increased 3% to £4,401m
-
Banking fees and underwriting income decreased 2% to £2,464m, primarily driven by a 21% decline in Equity Capital Markets fees due to a strong prior year comparator, which included a large UK rights issue in Q224, partially offset by Debt Capital Markets and Advisory

-
International Corporate Bank income increased 10% to £1,937m. Corporate lending income increased to £247m due to net gains on fair value lending and cost of hedging (c.£130m)1. Transaction banking income increased 5% to £1,690m, as higher income from growth in deposit balances was partially offset by margin compression due to change in deposits product mix

●
Total operating expenses increased 3% to £8,136m, driven by inflationary headwinds, higher performance costs and expenses associated with supporting the business strategy, partially offset by efficiency savings and FX

●	Credit impairment charges were £305m (FY24: £123m), primarily driven by a single name charge in Q325 and elevated US macroeconomic uncertainty booked in Q125

Balance sheet
●	Loans and advances at amortised costs increased to £130.3bn (December 2024: £124.4bn) driven by increased investment in debt securities in treasury
●
Trading portfolio assets increased to £189.5bn (December 2024: £166.1bn) driven by increased trading activity to facilitate client demand in Global Markets, partially offset by the strengthening of spot GBP against USD

●
Financial assets at fair value through the income statement decreased to £183.6bn (December 2024: £190.4bn) as underlying growth in financing balances were more than offset by increased netting opportunities and the strengthening of spot GBP against USD

●
Derivative financial instrument assets decreased to £251.5bn (December 2024: £291.6bn) and liabilities decreased to £240.6bn (December 2024: £279.0bn) primarily driven by a reduction in mark-to-market on FX derivatives and strengthening of spot GBP against USD, partially offset by an increase in equity derivatives

●
Deposits at amortised cost increased to £156.1bn (December 2024: £140.5bn) driven by growth in deposits across International Corporate Bank and treasury, partially offset by the strengthening of spot GBP against USD

●
RWAs were broadly stable at £196.7bn (December 2024: £198.8bn) mainly driven by business activity as we continued to support clients through a range of environments, offset by the strengthening of spot GBP against USD

1	FY25 included c.£45m of fair value gains on lending and cost of hedging. FY24 included c.£85m of fair value losses on leverage finance lending.

Barclays US Consumer Bank	Year ended			Three months ended
	31.12.25	31.12.24		31.12.25	31.12.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,820	2,659	6	776	678	14
Net fee, commission and other income	861	667	29	277	179	55
Total income	3,681	3,326	11	1,053	857	23
Operating costs	(1,637)	(1,612)	(2)	(427)	(433)	1
UK regulatory levies	—	—	—	—	—	—
Litigation and conduct	(8)	(14)	43	(5)	—
Total operating expenses	(1,645)	(1,626)	(1)	(432)	(433)	—
Other net income	—	—	—	—	—	—
Profit before impairment	2,036	1,700	20	621	424	46
Credit impairment charges	(1,521)	(1,293)	(18)	(431)	(298)	(45)
Profit before tax	515	407	27	190	126	51
Attributable profit	390	302	29	144	94	53

Performance measures
Return on average allocated tangible equity	11.0%	9.1%		15.8%	11.2%
Average allocated tangible equity (£bn)	3.5	3.3		3.6	3.4
Cost: income ratio	45%	49%		41%	51%
Loan loss rate (bps)	496	431		558	395
Net interest margin	11.14%	10.65%		11.63%	10.66%

Key facts
US cards 30 day arrears rate	3.0%	3.0%
US cards 90 days arrears rate	1.6%	1.6%
US cards customer FICO score distribution1
<660	13%	12%
>660	87%	88%
End net receivables (reported) ($bn)	36.6	33.1

	As at 31.12.25	As at 31.12.24
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	21.1	20.0
Deposits at amortised cost	24.2	23.3
Risk weighted assets	27.4	26.8
Period end allocated tangible equity	3.8	3.7

1	Reflects FICO distribution based on ending net receivables for customer credit cards.

USCB delivered a RoTE of 11.0% (FY24: 9.1%), reflecting continued operational progress, as increased income from business growth and higher net interest margins were partially offset by higher impairment charges relating to the acquisition of the GM portfolio in August 2025 and US macroeconomic uncertainty.

2025 compared to 2024

Income statement
●	Profit before tax increased to £515m (FY24: £407m)
●	The 3% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
●
Total income increased 11% to £3,681m, driven by organic business growth, the acquisition of the GM portfolio, increased purchase activity, and a c.£40m one-off benefit related to partner rewards in Q425. NII increased 6% to £2,820m with a net interest margin (NIM) of 11.14% (FY24: 10.65%), including business growth and repricing initiatives. Net fee, commission and other income increased 29% to £861m driven by purchases, and fee growth

●	Total operating expenses increased 1% to £1,645m, driven by partner-related expenses and supporting business growth, with ongoing efficiency savings offsetting inflationary headwinds
●
Credit impairment charges were £1,521m (FY24: £1,293m), driven by the impact from the acquisition of the GM portfolio and elevated US macroeconomic uncertainty. The lower charge in prior year was influenced by the impact of credit risk management actions and methodology enhancements. US cards 30 and 90 day arrears rates1 were 3.0% (Q424: 3.0%) and 1.6% (Q424: 1.6%) respectively. The USCB total coverage ratio decreased to 11.1% (December 2024: 11.4%) due to the acquisition of the GM portfolio

Balance sheet
●
Loans and advances to customers at amortised cost increased to £21.1bn (December 2024: £20.0bn), reflecting the acquisition of the GM portfolio and organic growth, partially offset by strengthening of spot GBP against USD

●
Deposits at amortised cost increased to £24.2bn (December 2024: £23.3bn), with growth in retail savings which is in line with USCB's ambition to grow core deposits, partially offset by the strengthening of spot GBP against USD

●	RWAs increased to £27.4bn (December 2024: £26.8bn), reflecting the acquisition of the GM portfolio and organic growth, partially offset by the strengthening of spot GBP against USD

1	Including a co-branded cards portfolio classified as assets held for sale.

Head Office	Year ended			Three months ended
	31.12.25	31.12.24		31.12.25	31.12.24
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	415	646	(36)	(11)	183
Net fee, commission and other income	(163)	(352)	54	94	(107)
Total income	252	294	(14)	83	76	9
Operating costs	(747)	(836)	11	(203)	(233)	13
UK regulatory levies	(8)	(9)	11	(8)	(9)	11
Litigation and conduct	(257)	(134)	(92)	(13)	(84)	85
Total operating expenses	(1,012)	(979)	(3)	(224)	(326)	31
Other net income/(expenses)	23	37	(38)	(25)	—
Loss before impairment	(737)	(648)	(14)	(166)	(250)	34
Credit impairment charges	(11)	(119)	91	(5)	(42)	88
Loss before tax	(748)	(767)	2	(171)	(292)	41
Attributable loss	(689)	(742)	7	(152)	(318)	52

Performance measures
Average allocated tangible equity (£bn)	5.7	2.9		6.7	3.4

	As at 31.12.25	As at 31.12.24
Balance sheet information	£bn	£bn
Risk weighted assets	12.3	16.2
Period end allocated tangible equity	7.5	2.4

2025 compared to 2024

Income statement
●	Loss before tax was £748m (FY24: £767m)
●
Total income decreased to £252m (FY24: £294m), primarily from the impact of the disposal of the German consumer finance business in Q125 and a fair value write-down of a legacy portfolio, partially offset by the non-recurrence of the prior year loss on sale of the performing Italian retail mortgage portfolio

●
Total operating expenses increased to £1,012m (FY24: £979m), primarily driven by higher litigation and conduct charges including the £235m charge for motor finance redress in FY25 (FY24: £90m) and the expense for the employee share grant announced at FY24 Results, partially offset by the impact of the disposal of the German consumer finance business

●
Credit impairment charges decreased to £11m (FY24: £119m), driven by the disposal of the German consumer finance business and non-repeat of the prior year loss on sale of the non-performing Italian retail mortgage portfolio

Balance sheet
●	RWAs decreased to £12.3bn (December 2024: £16.2bn), driven by the disposal of the German consumer finance business and the disposal of Barclays' joint venture interest in Entercard

Quarterly Results Summary

Barclays Group
	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,734	3,745	3,505	3,517	3,500	3,308	3,056	3,072
Net fee, commission and other income	3,343	3,422	3,682	4,192	3,464	3,239	3,268	3,881
Total income	7,077	7,167	7,187	7,709	6,964	6,547	6,324	6,953
Operating costs	(4,379)	(4,254)	(4,149)	(4,258)	(4,244)	(3,954)	(3,999)	(3,998)
UK regulatory levies	(229)	12	—	(96)	(227)	27	—	(120)
Litigation and conduct	(50)	(255)	(76)	(11)	(121)	(35)	(7)	(57)
Total operating expenses	(4,658)	(4,497)	(4,225)	(4,365)	(4,592)	(3,962)	(4,006)	(4,175)
Other net (expenses)/income	(25)	39	(9)	18	—	21	4	12
Profit before impairment	2,394	2,709	2,953	3,362	2,372	2,606	2,322	2,790
Credit impairment charges	(535)	(632)	(469)	(643)	(711)	(374)	(384)	(513)
Profit before tax	1,859	2,077	2,484	2,719	1,661	2,232	1,938	2,277
Tax charges	(388)	(365)	(552)	(621)	(448)	(412)	(427)	(465)
Profit after tax	1,471	1,712	1,932	2,098	1,213	1,820	1,511	1,812
Non-controlling interests	(18)	—	(21)	(2)	(20)	(3)	(23)	(3)
Other equity instrument holders	(258)	(255)	(252)	(232)	(228)	(253)	(251)	(259)
Attributable profit	1,195	1,457	1,659	1,864	965	1,564	1,237	1,550

Performance measures
Return on average tangible shareholders' equity	8.5%	10.6%	12.3%	14.0%	7.5%	12.3%	9.9%	12.3%
Average tangible shareholders' equity (£bn)	56.5	55.1	53.9	53.1	51.5	51.0	49.8	50.5
Cost: income ratio	66%	63%	59%	57%	66%	61%	63%	60%
Loan loss rate (bps)	48	57	44	61	66	37	38	51
Basic earnings per ordinary share	8.6p	10.4p	11.7p	13.0p	6.7p	10.7p	8.3p	10.3p
Basic weighted average number of shares (m)	13,883	14,045	14,211	14,314	14,432	14,648	14,915	14,983
Period end number of shares (m)	13,867	13,996	14,180	14,336	14,420	14,571	14,826	15,091
Period end tangible shareholders' equity (£bn)	56.8	54.9	54.5	53.4	51.5	51.1	50.4	50.6

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	352.8	346.4	339.2	338.6	337.9	326.5	329.8	332.1
Loans and advances to banks at amortised cost	8.7	9.4	8.7	9.4	8.3	8.1	8.0	8.5
Debt securities at amortised cost	68.5	70.7	69.9	71.4	68.2	64.6	61.7	57.4
Loans and advances at amortised cost	430.0	426.5	417.8	419.4	414.5	399.2	399.5	397.9
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.2%	1.2%	1.2%	1.3%	1.4%	1.4%
Total assets	1,544.2	1,629.2	1,598.7	1,593.5	1,518.2	1,531.1	1,576.6	1,577.1
Deposits at amortised cost	585.6	575.3	564.5	574.3	560.7	542.8	557.5	552.3
Tangible net asset value per share	409p	392p	384p	372p	357p	351p	340p	335p
Common equity tier 1 ratio	14.3%	14.1%	14.0%	13.9%	13.6%	13.8%	13.6%	13.5%
Common equity tier 1 capital	51.1	50.3	49.5	48.8	48.6	47.0	47.7	47.1
Risk weighted assets	356.8	357.4	353.0	351.3	358.1	340.4	351.4	349.6
UK leverage ratio	5.1%	4.9%	5.0%	5.0%	5.0%	4.9%	5.0%	4.9%
UK leverage exposure	1,247.3	1,285.3	1,259.8	1,252.8	1,206.5	1,197.4	1,222.7	1,226.5

Funding and liquidity
Group liquidity pool (£bn)	337.8	332.9	333.7	336.3	296.9	311.7	328.7	323.5
Liquidity coverage ratio	170.0%	174.6%	177.7%	175.3%	172.4%	170.1%	167.0%	163.2%
Net stable funding ratio	135.2%	135.3%	135.6%	136.2%	134.9%	135.6%	136.4%	135.7%
Loan: deposit ratio	73%	74%	74%	73%	74%	74%	72%	72%

1	Refer to pages 57 to 61 for further information on how capital, RWAs and leverage are calculated.

Barclays UK
	Q425	Q325	Q225	Q125	Q4241	Q324	Q224	Q124
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,015	1,961	1,855	1,822	1,815	1,666	1,597	1,549
Net fee, commission and other income	247	292	264	252	800	280	290	277
Total income	2,262	2,253	2,119	2,074	2,615	1,946	1,887	1,826
Operating costs	(1,274)	(1,189)	(1,168)	(1,115)	(1,170)	(1,017)	(1,041)	(1,007)
UK regulatory levies	(41)	(1)	—	(43)	(36)	12	—	(54)
Litigation and conduct	(14)	(8)	(27)	(2)	(9)	(1)	(4)	(2)
Total operating expenses	(1,329)	(1,198)	(1,195)	(1,160)	(1,215)	(1,006)	(1,045)	(1,063)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	933	1,055	924	914	1,400	940	842	763
Credit impairment charges	(74)	(102)	(79)	(158)	(283)	(16)	(8)	(58)
Profit before tax	859	953	845	756	1,117	924	834	705
Attributable profit	706	647	580	510	781	621	584	479

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	216.5	213.4	211.2	209.6	207.7	199.3	198.7	200.8
Customer deposits at amortised cost	244.6	241.5	241.3	243.1	244.2	236.3	236.8	237.2
Loan: deposit ratio	94%	95%	94%	93%	92%	92%	91%	92%
Risk weighted assets	85.8	86.7	86.1	85.0	84.5	77.5	76.5	76.5
Period end allocated tangible equity	11.8	11.9	11.8	11.8	11.6	10.7	10.6	10.7

Performance measures
Return on average allocated tangible equity	23.8%	21.8%	19.7%	17.4%	28.0%	23.4%	22.3%	18.5%
Average allocated tangible equity (£bn)	11.9	11.9	11.8	11.7	11.2	10.6	10.5	10.4
Cost: income ratio	59%	53%	56%	56%	46%	52%	55%	58%
Loan loss rate (bps)	13	18	14	28	49	3	1	11
Net interest margin	3.72%	3.68%	3.55%	3.55%	3.53%	3.34%	3.22%	3.09%

1	Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Analysis of Barclays UK	Q425	Q325	Q225	Q125	Q4241	Q324	Q224	Q124
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	1,702	1,708	1,599	1,573	2,078	1,433	1,402	1,357
Business Banking	560	545	520	501	537	513	485	469
Total income	2,262	2,253	2,119	2,074	2,615	1,946	1,887	1,826

Analysis of credit impairment (charges)/releases
Retail Banking	(72)	(98)	(59)	(145)	(279)	(12)	(51)	(52)
Business Banking	(2)	(4)	(20)	(13)	(4)	(4)	43	(6)
Total credit impairment charges	(74)	(102)	(79)	(158)	(283)	(16)	(8)	(58)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Retail Banking	198.6	195.2	192.4	190.4	188.0	178.7	177.5	178.8
Business Banking	17.9	18.2	18.8	19.2	19.7	20.6	21.2	22.0
Total loans and advances to customers at amortised cost	216.5	213.4	211.2	209.6	207.7	199.3	198.7	200.8

Analysis of customer deposits at amortised cost
Retail Banking	192.7	189.3	189.3	190.8	191.4	182.9	183.3	183.4
Business Banking	51.9	52.2	52.0	52.3	52.8	53.4	53.5	53.8
Total customer deposits at amortised cost	244.6	241.5	241.3	243.1	244.2	236.3	236.8	237.2

1	Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Barclays UK Corporate Bank
	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	396	383	359	342	324	309	296	277
Net fee, commission, trading and other income	143	139	160	142	134	136	147	157
Total income	539	522	519	484	458	445	443	434
Operating costs	(272)	(243)	(240)	(234)	(250)	(229)	(235)	(221)
UK regulatory levies	(14)	9	—	(24)	(14)	7	—	(30)
Litigation and conduct	—	—	(39)	—	(1)	—	—	—
Total operating expenses	(286)	(234)	(279)	(258)	(265)	(222)	(235)	(251)
Other net expenses	—	—	—	—	—	—	—	—
Profit before impairment	253	288	240	226	193	223	208	183
Credit impairment charges	(1)	(5)	(12)	(19)	(40)	(13)	(8)	(15)
Profit before tax	252	283	228	207	153	210	200	168
Attributable profit	168	196	142	142	98	144	135	113

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	30.0	29.0	27.9	26.7	25.4	24.8	25.7	25.7
Deposits at amortised cost	88.7	86.7	85.3	85.3	83.1	82.3	84.9	81.7
Risk weighted assets	26.5	25.2	25.3	24.2	23.9	22.1	21.9	21.4
Period end allocated tangible equity	3.7	3.4	3.5	3.4	3.3	3.0	3.0	3.0

Performance measures
Return on average allocated tangible equity	19.1%	22.8%	16.6%	17.1%	12.3%	18.8%	18.0%	15.2%
Average allocated tangible equity (£bn)	3.5	3.4	3.4	3.3	3.2	3.1	3.0	3.0
Cost: income ratio	53%	45%	54%	53%	58%	50%	53%	58%
Loan loss rate (bps)	1	7	17	28	62	21	12	23

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	97	90	90	80	71	67	57	72
Transaction banking	442	432	429	404	387	378	386	362
Total income	539	522	519	484	458	445	443	434

Barclays Private Bank and Wealth Management
	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	202	190	203	204	216	189	187	175
Net fee, commission and other income	146	145	145	145	135	137	133	137
Total income	348	335	348	349	351	326	320	312
Operating costs	(279)	(243)	(238)	(234)	(255)	(222)	(220)	(214)
UK regulatory levies	(7)	(1)	—	(2)	(7)	1	—	(3)
Litigation and conduct	(10)	1	—	—	(1)	—	1	—
Total operating expenses	(296)	(243)	(238)	(236)	(263)	(221)	(219)	(217)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	52	92	110	113	88	105	101	95
Credit impairment (charges)/releases	(2)	(1)	2	9	(2)	(7)	3	—
Profit before tax	50	91	112	122	86	98	104	95
Attributable profit	35	72	88	96	63	74	77	74

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.7	14.9	14.5	14.5	14.5	14.0	13.9	13.7
Deposits at amortised cost	72.0	70.6	66.7	73.1	69.5	64.8	64.6	61.9
Risk weighted assets	8.0	7.9	7.9	8.0	7.9	7.3	7.0	7.2
Period end allocated tangible equity	1.1	1.1	1.1	1.1	1.1	1.0	1.0	1.0
Client assets and liabilities1	227.6	221.5	213.4	212.4	208.9	201.5	198.5	189.1

Performance measures
Return on average allocated tangible equity	12.6%	26.4%	31.9%	34.5%	23.9%	29.0%	30.8%	28.7%
Average allocated tangible equity (£bn)	1.1	1.1	1.1	1.1	1.1	1.0	1.0	1.0
Cost: income ratio	85%	73%	68%	68%	75%	68%	68%	70%
Loan loss rate (bps)	5	3	(5)	(25)	5	19	(9)	—

1	Client assets and liabilities refers to deposits, lending and invested assets.

Barclays Investment Bank
	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	356	347	334	297	284	282	268	197
Net trading income	1,294	1,581	1,906	2,416	1,262	1,512	1,485	1,982
Net fee, commission and other income	1,142	1,155	1,067	1,160	1,061	1,057	1,266	1,149
Total income	2,792	3,083	3,307	3,873	2,607	2,851	3,019	3,328
Operating costs	(1,924)	(2,010)	(1,932)	(2,061)	(1,903)	(1,906)	(1,900)	(1,957)
UK regulatory levies	(159)	5	—	(27)	(161)	7	—	(33)
Litigation and conduct	(8)	(9)	(8)	(3)	(26)	(17)	(3)	(9)
Total operating expenses	(2,091)	(2,014)	(1,940)	(2,091)	(2,090)	(1,916)	(1,903)	(1,999)
Other net expenses	—	—	—	—	—	—	—	—
Profit before impairment	701	1,069	1,367	1,782	517	935	1,116	1,329
Credit impairment (charges)/releases	(22)	(144)	(67)	(72)	(46)	(43)	(44)	10
Profit before tax	679	925	1,300	1,710	471	892	1,072	1,339
Attributable profit	294	723	876	1,199	247	652	715	899

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	70.0	68.6	66.8	68.6	69.7	64.5	66.6	64.6
Loans and advances to banks at amortised cost	7.4	7.5	7.1	7.4	6.8	6.7	6.6	7.6
Debt securities at amortised cost	52.9	53.0	52.4	53.1	47.9	44.8	41.7	40.4
Loans and advances at amortised cost	130.3	129.1	126.3	129.1	124.4	116.0	114.9	112.6
Trading portfolio assets	189.5	191.3	186.1	185.5	166.1	185.8	197.2	195.3
Derivative financial instrument assets	251.5	263.8	279.0	253.6	291.6	256.7	251.4	248.9
Financial assets at fair value through the income statement	183.6	222.8	215.2	209.5	190.4	210.8	211.7	225.1
Cash collateral and settlement balances	121.6	152.1	145.0	148.8	111.1	134.7	139.8	129.8

Deposits at amortised cost	156.1	152.8	148.7	148.9	140.5	139.8	151.3	151.1
Derivative financial instrument liabilities	240.6	252.0	265.1	245.1	279.0	249.4	241.8	241.5

Risk weighted assets	196.7	199.1	196.4	195.9	198.8	194.2	203.3	200.4
Period end allocated tangible equity	28.9	29.1	28.7	28.9	29.3	28.4	29.7	29.6

Performance measures
Return on average allocated tangible equity	4.0%	10.1%	12.2%	16.2%	3.4%	8.8%	9.6%	12.0%
Average allocated tangible equity (£bn)	29.6	28.6	28.7	29.6	29.3	29.5	29.9	30.0
Income over average risk weighted assets	5.5%	6.3%	6.7%	7.7%	5.2%	5.7%	5.9%	6.5%
Cost: income ratio	75%	65%	59%	54%	80%	67%	63%	60%
Loan loss rate (bps)	7	44	21	23	15	15	15	(4)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,024	1,256	1,450	1,699	934	1,180	1,149	1,404
Equities	703	689	870	963	604	692	696	883
Global Markets	1,727	1,945	2,320	2,662	1,538	1,872	1,845	2,287
Advisory	214	196	123	143	189	186	138	148
Equity capital markets	56	71	81	70	98	64	121	68
Debt capital markets	336	379	364	431	327	344	420	401
Banking Fees and Underwriting	606	646	568	644	614	594	679	617
Corporate lending	27	68	(4)	156	45	(21)	87	42
Transaction banking	432	424	423	411	410	406	408	382
International Corporate Banking	459	492	419	567	455	385	495	424
Investment Banking	1,065	1,138	987	1,211	1,069	979	1,174	1,041
Total income	2,792	3,083	3,307	3,873	2,607	2,851	3,019	3,328

Barclays US Consumer Bank
	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	776	726	640	678	678	647	646	688
Net fee, commission, trading and other income	277	215	183	186	179	144	173	171
Total income	1,053	941	823	864	857	791	819	859
Operating costs	(427)	(407)	(396)	(407)	(433)	(384)	(408)	(387)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	(5)	—	—	(3)	—	(9)	(2)	(3)
Total operating expenses	(432)	(407)	(396)	(410)	(433)	(393)	(410)	(390)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	621	534	427	454	424	398	409	469
Credit impairment charges	(431)	(379)	(312)	(399)	(298)	(276)	(309)	(410)
Profit before tax	190	155	115	55	126	122	100	59
Attributable profit	144	118	87	41	94	89	75	44

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	21.1	20.0	18.2	18.8	20.0	23.2	24.3	23.6
Deposits at amortised cost	24.2	23.7	22.5	23.8	23.3	19.4	20.0	20.3
Risk weighted assets	27.4	25.8	24.7	25.6	26.8	23.2	24.4	23.9
Period end allocated tangible equity	3.8	3.5	3.4	3.5	3.7	3.2	3.3	3.3

Performance measures
Return on average allocated tangible equity	15.8%	13.5%	10.2%	4.5%	11.2%	10.9%	9.2%	5.3%
Average allocated tangible equity (£bn)	3.6	3.5	3.4	3.6	3.4	3.3	3.3	3.3
Cost: income ratio	41%	43%	48%	47%	51%	50%	50%	46%
Loan loss rate (bps)1	558	505	456	562	395	411	438	610
Net interest margin	11.63%	11.50%	10.83%	10.53%	10.66%	10.38%	10.43%	11.12%

1	LLR includes held for sale portfolios to remain consistent with the treatment of impairment.

Head Office
	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(11)	138	114	174	183	215	62	186
Net fee, commission and other income	94	(105)	(43)	(109)	(107)	(27)	(226)	8
Total income	83	33	71	65	76	188	(164)	194
Operating costs	(203)	(162)	(175)	(207)	(233)	(197)	(195)	(211)
UK regulatory levies	(8)	—	—	—	(9)	—	—	—
Litigation and conduct	(13)	(239)	(2)	(3)	(84)	(7)	1	(44)
Total operating expenses	(224)	(401)	(177)	(210)	(326)	(204)	(194)	(255)
Other net (expenses)/income	(25)	39	(9)	18	—	21	4	12
(Loss)/profit before impairment	(166)	(329)	(115)	(127)	(250)	5	(354)	(49)
Credit impairment charges	(5)	(1)	(1)	(4)	(42)	(19)	(18)	(40)
Loss before tax	(171)	(330)	(116)	(131)	(292)	(14)	(372)	(89)
Attributable loss	(152)	(299)	(114)	(124)	(318)	(16)	(349)	(59)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	12.3	12.7	12.6	12.7	16.2	16.1	18.3	20.2
Period end allocated tangible equity	7.5	5.8	5.9	4.7	2.4	4.9	2.7	3.0

Performance measures
Average allocated tangible equity (£bn)	6.7	6.6	5.5	3.8	3.4	3.5	2.1	2.8

Performance Management

Margins and balances
	Year ended 31.12.25			Year ended 31.12.24
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	7,653	210,925	3.63	6,627	201,152	3.29
Barclays UK Corporate Bank	1,480	26,142	5.66	1,206	22,776	5.30
Barclays Private Bank and Wealth Management	799	14,827	5.39	767	13,983	5.49
Barclays US Consumer Bank1	2,820	25,313	11.14	2,659	24,978	10.65
Group excluding IB and Head Office1	12,752	277,207	4.60	11,259	262,889	4.28
Barclays Investment Bank	1,334			1,031
Head Office	415			646
Barclays Group Net interest income	14,501			12,936

The Group excluding IB and Head Office net interest margin increased by 32bps from 4.28% in 2024 to 4.60% in 2025, due to higher structural hedge income, partially offset by retail deposit dynamics.

Quarterly analysis
	Q425	Q325	Q225	Q125	Q424
Net interest income	£m	£m	£m	£m	£m
Barclays UK	2,015	1,961	1,855	1,822	1,815
Barclays UK Corporate Bank	396	383	359	342	324
Barclays Private Bank and Wealth Management	202	190	203	204	216
Barclays US Consumer Bank	776	726	640	678	678
Group excluding IB and Head Office	3,389	3,260	3,057	3,046	3,033

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	214,770	211,384	209,649	208,305	204,793
Barclays UK Corporate Bank	27,841	26,645	25,478	24,605	23,450
Barclays Private Bank and Wealth Management	15,105	14,802	14,729	14,674	14,381
Barclays US Consumer Bank1	26,470	25,037	23,713	26,106	25,314
Group excluding IB and Head Office1	284,186	277,868	273,569	273,690	267,938

Net interest margin	%	%	%	%	%
Barclays UK	3.72	3.68	3.55	3.55	3.53
Barclays UK Corporate Bank	5.64	5.70	5.65	5.64	5.50
Barclays Private Bank and Wealth Management	5.31	5.09	5.53	5.64	5.98
Barclays US Consumer Bank	11.63	11.50	10.83	10.53	10.66
Group excluding IB and Head Office	4.73	4.65	4.48	4.51	4.50

1	Includes average customer asset balances classified as held for sale.

Structural hedge

The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.

The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed via a portfolio of receive-fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.

The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.

When interest rates are higher than our structural hedge yield, the pay-floating rate will typically be higher than our average receive-fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.

Since the receive-fixed swaps are booked for a specific term, an element of NII is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.

The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging (e.g. pay-fixed and receive-variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedging reserve.

Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional £114.6bn (December 2024: £105.6bn) which reflects the structural hedge notional of £236.1bn (December 2024: £232.3bn) netted with non-structural hedging positions of £121.5bn (December 2024: £126.7bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily.

Economic risk management objectives and strategies have remained consistent. The stability of the hedgeable balances through 2025 have supported the full reinvestment of maturing hedges, increasing the notional by £4bn, and an increase in the average hedge duration from c.3 to c.3.5 years, which further increase the stability of income.

Gross structural hedge contributions were £5,923m (2024: £4,708m). Gross structural hedge contributions represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Performance Management

Remuneration

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of future service. This creates a timing difference between the communication of the bonus pool and the charges that are recognised in the income statement which are reconciled in the table below to show the charge for performance costs. Refer to the Remuneration Report on pages 158 to 198 of the Barclays PLC Annual Report 2025 for further detail on remuneration. The table below includes the other elements of compensation and staff costs.

	Year ended 31.12.25	Year ended 31.12.24
	£m	£m	% Change
Incentive awards granted:
Current year bonus	1,422	1,278	(11)
Deferred bonus	786	636	(24)
Total incentive awards granted	2,208	1,914	(15)

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(555)	(452)	(23)
Add: current year charges for deferred bonuses from previous years	426	405	(5)
Other differences between incentive awards granted and income statement charge	3	(2)	(250)
Income statement charge for performance costs	2,082	1,865	(12)

Other income statement charges:
Salaries	5,099	4,994	(2)
Social security costs	863	754	(14)
Retirement benefits1	572	558	(3)
Other compensation costs	637	587	(9)
Total compensation costs2	9,253	8,758	(6)

Other resourcing costs
Outsourcing	929	693	(34)
Redundancy and restructuring	199	235	15
Temporary staff costs	70	61	(15)
Other	156	129	(21)
Total other resourcing costs	1,354	1,118	(21)

Total staff costs	10,607	9,876	(7)

Group compensation costs as a % of total income	31.8	32.7
Group staff costs as a % of total income	36.4	36.9

One of the primary considerations for performance costs are Group and business level returns, alongside other financial and non-financial measures, including strategic delivery, risk and conduct, aligning colleague, shareholder and wider stakeholder interests.

1	Retirement benefits charge includes £382m (2024: £377m) in respect of defined contribution schemes and £190m (2024: £181m) in respect of defined benefit schemes.
2	£834m (2024: £875m) of Group compensation cost was capitalised as internally generated software and excluded from the staff cost disclosed above.

Deferred bonuses have been awarded and are expected to be charged to the income statement in the years outlined in the table that follows:

Year in which income statement charge is expected to be taken for deferred bonuses awarded to date1

	Actual		Expected1, 2
	Year ended	Year ended	Year ended	2027 and
	31.12.24	31.12.25	31.12.26	beyond
	£m	£m	£m	£m
Deferred bonuses from 2022 and earlier bonus pools	186	80	11	—
Deferred bonuses from 2023 bonus pool	219	132	66	13
Deferred bonuses from 2024 bonus pool	184	214	150	105
Deferred bonuses from 2025 bonus pool	—	231	220	251
Income statement charge for deferred bonuses	589	657	447	369

1	The actual amount charged depends upon whether conditions have been met and may vary compared with the above expectation.
2	Does not include the impact of grants which will be made in 2026 and beyond.

Charging of deferred bonus profile1

Grant date	Expected payment date(s)2 and percentage of the deferred bonus paid	Year	Income statement charge % profile of 2025 onwards3,4
March 2026		2025	33%
		2026	31%
	March 2027 (33.3%)	2027	21%
	March 2028 (33.3%)	2028	12%
	March 2029 (33.3%)	2029	2%

1	Represents a typical vesting schedule for deferred awards. Certain awards may be subject to a 3, 4, 5 or 7 year deferral in line with regulatory requirements.
2	Share awards may be subject to an additional holding period.
3	The income statement charge is based on the period over which conditions are met.
4	Income statement charge profile % disclosed as a percentage of the award excluding lapse.

Risk Management

Risk management and principal risks

The roles and responsibilities across the Group, including Risk and Compliance, in the management of risk are defined in the Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The ERMF identifies ten principal risks: climate risk, credit risk, market risk, treasury and capital risk, operational risk, model risk, compliance risk, financial crime risk, reputation risk and legal risk. Further detail on these principal risks and material existing and emerging risks and how such risks are managed is available in the Barclays PLC Annual Report 2025, which can be accessed at home.barclays/annualreport.

The following sections give an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit Risk

Loans and advances at amortised cost by geography

Total loans and advances at amortised cost in the credit risk section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.

The table below presents a product and geographical breakdown of loans and advances at amortised cost and the impairment allowance by stage; and includes purchased or originated credit-impaired (POCI) balances. POCI balances represent a fixed pool of assets purchased at a deep discount to face value reflecting credit losses incurred from the point of origination to date of acquisition. The table also presents stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts.

The impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision. .

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	159,825	13,757	1,836	—	175,418	15	16	60	—	91
Retail credit cards	14,922	1,943	279	24	17,168	171	398	174	—	743
Retail other	9,867	1,512	286	15	11,680	98	178	214	—	490
Corporate loans1	54,182	6,936	1,392	—	62,510	125	180	422	—	727
Total UK	238,796	24,148	3,793	39	266,776	409	772	870	—	2,051
Retail mortgages	1,829	72	131	—	2,032	2	—	24	—	26
Retail credit cards	18,801	2,536	1,776	—	23,113	395	796	1,395	—	2,586
Retail other	2,482	206	63	—	2,751	3	5	19	—	27
Corporate loans	66,671	3,702	1,767	—	72,140	82	135	382	—	599
Total Rest of the World	89,783	6,516	3,737	—	100,036	482	936	1,820	—	3,238
Total loans and advances at amortised cost	328,579	30,664	7,530	39	366,812	891	1,708	2,690	—	5,289
Debt securities at amortised cost	68,126	371	—	—	68,497	13	9	—	—	22
Total loans and advances at amortised cost including debt securities	396,705	31,035	7,530	39	435,309	904	1,717	2,690	—	5,311
Off-balance sheet loan commitments and financial guarantee contracts2	410,493	16,473	812	5	427,783	144	240	32	—	416
Total3,4	807,198	47,508	8,342	44	863,092	1,048	1,957	2,722	—	5,727

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.25	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	159,810	13,741	1,776	—	175,327	—	0.1	3.3	—	0.1
Retail credit cards	14,751	1,545	105	24	16,425	1.1	20.5	62.4	—	4.3
Retail other	9,769	1,334	72	15	11,190	1.0	11.8	74.8	—	4.2
Corporate loans1	54,057	6,756	970	—	61,783	0.2	2.6	30.3	—	1.2
Total UK	238,387	23,376	2,923	39	264,725	0.2	3.2	22.9	—	0.8
Retail mortgages	1,827	72	107	—	2,006	0.1	—	18.3	—	1.3
Retail credit cards	18,406	1,740	381	—	20,527	2.1	31.4	78.5	—	11.2
Retail other	2,479	201	44	—	2,724	0.1	2.4	30.2	—	1.0
Corporate loans	66,589	3,567	1,385	—	71,541	0.1	3.6	21.6	—	0.8
Total Rest of the World	89,301	5,580	1,917	—	96,798	0.5	14.4	48.7	—	3.2
Total loans and advances at amortised cost	327,688	28,956	4,840	39	361,523	0.3	5.6	35.7	—	1.4
Debt securities at amortised cost	68,113	362	—	—	68,475	—	2.4	—	—	—
Total loans and advances at amortised cost including debt securities	395,801	29,318	4,840	39	429,998	0.2	5.5	35.7	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	410,349	16,233	780	5	427,367	—	1.5	3.9	—	0.1
Total3,4	806,150	45,551	5,620	44	857,365	0.1	4.1	32.6	—	0.7

1
Includes Business Banking, which has a gross exposure of £12.4bn and an impairment allowance of £326m. This comprises £62m impairment allowance on £9.3bn Stage 1 exposure, £50m on £2.3bn Stage 2 exposure and £214m on £0.8bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.

2	Excludes loan commitments and financial guarantees of £22.2bn carried at fair value and includes exposure relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £224.1bn and an impairment allowance of £150m. This comprises £18m impairment allowance on £222.4bn Stage 1 exposure, £8m on £1.6bn Stage 2 exposure and £124m on £127m Stage 3 exposure.

4	The annualised loan loss rate is 52bps after applying the total impairment charge of £2,279m.

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.24	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	145,039	19,507	1,793	—	166,339	36	61	61	—	158
Retail credit cards	13,497	2,064	179	40	15,780	219	440	91	—	750
Retail other	10,606	1,218	257	17	12,098	135	110	138	—	383
Corporate loans1	52,284	7,266	2,171	—	61,721	133	196	420	—	749
Total UK	221,426	30,055	4,400	57	255,938	523	807	710	—	2,040
Retail mortgages	1,651	89	169	—	1,909	2	1	26	—	29
Retail credit cards	17,629	2,953	1,724	—	22,306	334	807	1,416	—	2,557
Retail other	1,844	155	121	—	2,120	3	1	23	—	27
Corporate loans	64,224	3,901	945	—	69,070	76	135	206	—	417
Total Rest of the World	85,348	7,098	2,959	—	95,405	415	944	1,671	—	3,030
Total loans and advances at amortised cost	306,774	37,153	7,359	57	351,343	938	1,751	2,381	—	5,070
Debt securities at amortised cost	64,988	3,245	—	—	68,233	12	11	—	—	23
Total loans and advances at amortised cost including debt securities	371,762	40,398	7,359	57	419,576	950	1,762	2,381	—	5,093
Off-balance sheet loan commitments and financial guarantee contracts2	412,255	18,728	1,168	6	432,157	164	250	25	—	439
Total3,4	784,017	59,126	8,527	63	851,733	1,114	2,012	2,406	—	5,532

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.24	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	145,003	19,446	1,732	—	166,181	—	0.3	3.4	—	0.1
Retail credit cards	13,278	1,624	88	40	15,030	1.6	21.3	50.8	—	4.8
Retail other	10,471	1,108	119	17	11,715	1.3	9.0	53.7	—	3.2
Corporate loans1	52,151	7,070	1,751	—	60,972	0.3	2.7	19.3	—	1.2
Total UK	220,903	29,248	3,690	57	253,898	0.2	2.7	16.1	—	0.8
Retail mortgages	1,649	88	143	—	1,880	0.1	1.1	15.4	—	1.5
Retail credit cards	17,295	2,146	308	—	19,749	1.9	27.3	82.1	—	11.5
Retail other	1,841	154	98	—	2,093	0.2	0.6	19.0	—	1.3
Corporate loans	64,148	3,766	739	—	68,653	0.1	3.5	21.8	—	0.6
Total Rest of the World	84,933	6,154	1,288	—	92,375	0.5	13.3	56.5	—	3.2
Total loans and advances at amortised cost	305,836	35,402	4,978	57	346,273	0.3	4.7	32.4	—	1.4
Debt securities at amortised cost	64,976	3,234	—	—	68,210	—	0.3	—	—	—
Total loans and advances at amortised cost including debt securities	370,812	38,636	4,978	57	414,483	0.3	4.4	32.4	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	412,091	18,478	1,143	6	431,718	—	1.3	2.1	—	0.1
Total3,4	782,903	57,114	6,121	63	846,201	0.1	3.4	28.2	—	0.6

1
Includes Business Banking, which has a gross exposure of £13.1bn and an impairment allowance of £356m. This comprises £60m impairment allowance on £8.9bn Stage 1 exposure, £60m on £2.8bn Stage 2 exposure and £236m on £1.5bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.

2	Excludes loan commitments and financial guarantees of £16.3bn carried at fair value and includes exposure relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £204.2bn and an impairment allowance of £156m. This comprises £19m impairment allowance on £202.7bn Stage 1 exposure, £7m on £1.3bn Stage 2 exposure and £130m on £139m Stage 3 exposure.

4	The annualised loan loss rate is 46bps after applying the total impairment charge of £1,982m.

Loans and advances at amortised cost by product

The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 31.12.25	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3 excluding POCI	Stage 3 POCI	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	161,654	11,072	2,033	724	13,829	1,967	—	177,450
Retail credit cards	33,723	3,832	317	330	4,479	2,055	24	40,281
Retail other	12,349	1,398	207	113	1,718	349	15	14,431
Corporate loans	120,853	10,409	71	158	10,638	3,159	—	134,650
Total	328,579	26,711	2,628	1,325	30,664	7,530	39	366,812

Impairment allowance
Retail mortgages	17	9	4	3	16	84	—	117
Retail credit cards	566	840	138	216	1,194	1,569	—	3,329
Retail other	101	126	28	29	183	233	—	517
Corporate loans	207	298	7	10	315	804	—	1,326
Total	891	1,273	177	258	1,708	2,690	—	5,289

Net exposure
Retail mortgages	161,637	11,063	2,029	721	13,813	1,883	—	177,333
Retail credit cards	33,157	2,992	179	114	3,285	486	24	36,952
Retail other	12,248	1,272	179	84	1,535	116	15	13,914
Corporate loans	120,646	10,111	64	148	10,323	2,355	—	133,324
Total	327,688	25,438	2,451	1,067	28,956	4,840	39	361,523

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.1	0.2	0.4	0.1	4.3	—	0.1
Retail credit cards	1.7	21.9	43.5	65.5	26.7	76.4	—	8.3
Retail other	0.8	9.0	13.5	25.7	10.7	66.8	—	3.6
Corporate loans	0.2	2.9	9.9	6.3	3.0	25.5	—	1.0
Total	0.3	4.8	6.7	19.5	5.6	35.7	—	1.4

As at 31.12.24
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,690	16,790	2,034	772	19,596	1,962	—	168,248
Retail credit cards	31,126	4,435	303	279	5,017	1,903	40	38,086
Retail other	12,450	1,056	211	106	1,373	378	17	14,218
Corporate loans	116,508	10,849	144	174	11,167	3,116	—	130,791
Total	306,774	33,130	2,692	1,331	37,153	7,359	57	351,343

Impairment allowance
Retail mortgages	38	42	13	7	62	87	—	187
Retail credit cards	553	959	122	166	1,247	1,507	—	3,307
Retail other	138	76	17	18	111	161	—	410
Corporate loans	209	316	7	8	331	626	—	1,166
Total	938	1,393	159	199	1,751	2,381	—	5,070

Net exposure
Retail mortgages	146,652	16,748	2,021	765	19,534	1,875	—	168,061
Retail credit cards	30,573	3,476	181	113	3,770	396	40	34,779
Retail other	12,312	980	194	88	1,262	217	17	13,808
Corporate loans	116,299	10,533	137	166	10,836	2,490	—	129,625
Total	305,836	31,737	2,533	1,132	35,402	4,978	57	346,273

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.3	0.6	0.9	0.3	4.4	—	0.1
Retail credit cards	1.8	21.6	40.3	59.5	24.9	79.2	—	8.7
Retail other	1.1	7.2	8.1	17.0	8.1	42.6	—	2.9
Corporate loans	0.2	2.9	4.9	4.6	3.0	20.1	—	0.9
Total	0.3	4.2	5.9	15.0	4.7	32.4	—	1.4

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the gross exposure and impairment allowance.

Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the period. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the below tables do not include other financial assets subject to impairment such as debt securities at amortised cost, reverse repurchase agreements and other similar secured lending, cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.

The movements are measured over a 12-month period.

Loans and advances at amortised cost

	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2025	146,690	38	19,596	62	1,962	87	—	—	168,248	187
Transfers from Stage 1 to Stage 2	(8,750)	(3)	8,750	3	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	12,686	26	(12,686)	(26)	—	—	—	—	—	—
Transfers to Stage 3	(389)	(1)	(502)	(5)	891	6	—	—	—	—
Transfers from Stage 3	108	2	119	—	(227)	(2)	—	—	—	—
Business activity in the period	32,944	4	1,186	2	7	—	—	—	34,137	6
Refinements to models used for calculation1	—	(19)	—	(36)	—	6	—	—	—	(49)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(7,660)	(26)	(683)	25	(113)	30	—	—	(8,456)	29
Final repayments	(13,634)	(3)	(1,802)	(5)	(431)	(20)	—	—	(15,867)	(28)
Disposals2	(341)	(1)	(149)	(4)	(104)	(5)	—	—	(594)	(10)
Write-offs	—	—	—	—	(18)	(18)	—	—	(18)	(18)
As at 31 December 2025	161,654	17	13,829	16	1,967	84	—	—	177,450	117

Retail credit cards
As at 1 January 2025	31,126	553	5,017	1,247	1,903	1,507	40	—	38,086	3,307
Transfers from Stage 1 to Stage 2	(1,716)	(51)	1,716	51	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	2,220	444	(2,220)	(444)	—	—	—	—	—	—
Transfers to Stage 3	(728)	(26)	(922)	(351)	1,650	377	—	—	—	—
Transfers from Stage 3	30	15	20	8	(50)	(23)	—	—	—	—
Business activity in the period3	4,999	111	617	188	75	54	—	—	5,691	353
Refinements to models used for calculation1	—	57	—	(274)	—	1	—	—	—	(216)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes4	(1,906)	(526)	290	782	(6)	1,074	(16)	—	(1,638)	1,330
Final repayments	(302)	(11)	(39)	(13)	(35)	(28)	—	—	(376)	(52)
Disposals2	—	—	—	—	(457)	(368)	—	—	(457)	(368)
Write-offs	—	—	—	—	(1,025)	(1,025)	—	—	(1,025)	(1,025)
As at 31 December 2025	33,723	566	4,479	1,194	2,055	1,569	24	—	40,281	3,329

1
Refinements to models used for calculation reported within Retail mortgages include a £(49)m movement in the calculated ECL for the UK Mortgages portfolio. In Retail credit cards, this include a £(204)m movement in UK Cards and a £(12)m movement in US Cards portfolio, respectively. These reflect model enhancements made during the period. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent in the businesses.

2
The £594m of gross disposals reported within Retail mortgages include £584m transfer of facilities to a non-consolidated SPV for the purpose of securitisation and £10m relates to sale of the Italian mortgage loans. The £457m of gross disposals reported within Retail credit cards relate to debt sales undertaken during the period.

3	Business activity in the year reported within Retail credit cards include £1.2bn related to acquisition of the GM co-branded card portfolio within USCB.
4
'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' reported within Retail credit cards include a gain recognised on the reassessment of purchased or originated credit-impaired (POCI) assets, where the expected credit loss on POCI assets is lower than anticipated at the time of purchase. The resulting increase in carrying value is recognised within gross exposure rather than as a negative impairment allowance.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail other	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2025	12,450	138	1,373	111	378	161	17	—	14,218	410
Transfers from Stage 1 to Stage 2	(733)	(12)	733	12	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	372	24	(372)	(24)	—	—	—	—	—	—
Transfers to Stage 3	(206)	(3)	(119)	(28)	325	31	—	—	—	—
Transfers from Stage 3	58	2	4	4	(62)	(6)	—	—	—	—
Business activity in the period	4,683	37	494	58	37	34	—	—	5,214	129
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes1	(1,080)	(62)	(16)	55	34	180	(2)	—	(1,064)	173
Final repayments	(3,195)	(23)	(379)	(5)	(205)	(20)	—	—	(3,779)	(48)
Disposals2	—	—	—	—	(43)	(32)	—	—	(43)	(32)
Write-offs	—	—	—	—	(115)	(115)	—	—	(115)	(115)
As at 31 December 2025	12,349	101	1,718	183	349	233	15	—	14,431	517

Corporate loans
As at 1 January 2025	116,508	209	11,167	331	3,116	626	—	—	130,791	1,166
Transfers from Stage 1 to Stage 2	(3,993)	(19)	3,993	19	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	3,316	70	(3,316)	(70)	—	—	—	—	—	—
Transfers to Stage 3	(895)	(5)	(748)	(32)	1,643	37	—	—	—	—
Transfers from Stage 3	441	18	459	14	(900)	(32)	—	—	—	—
Business activity in the period3	28,142	49	1,134	40	341	29	—	—	29,617	118
Refinements to models used for calculation4	—	(65)	—	(24)	—	—	—	—	—	(89)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	3,727	(21)	(41)	95	(108)	476	—	—	3,578	550
Final repayments	(26,236)	(28)	(2,008)	(56)	(511)	(10)	—	—	(28,755)	(94)
Disposals2	(157)	(1)	(2)	(2)	(121)	(21)	—	—	(280)	(24)
Write-offs	—	—	—	—	(301)	(301)	—	—	(301)	(301)
As at 31 December 2025	120,853	207	10,638	315	3,159	804	—	—	134,650	1,326

1
'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' reported within Retail other include a gain recognised on the reassessment of purchased or originated credit-impaired (POCI) assets, where the expected credit loss on POCI assets is lower than anticipated at the time of purchase. The resulting increase in carrying value is recognised within gross exposure rather than as a negative impairment allowance.

2	The £43m of gross disposals reported within Retail other and £280m of gross disposals reported within Corporate loans relate to debt sales undertaken during the period.
3	Business activity in the year reported within Corporate loans include £0.1bn related to acquisition of the GM co-branded card portfolio within USCB.
4
Refinements to models used for calculation reported within Corporate loans include a £(89)m movement in the calculated ECL for the UKCB and IB portfolio. These reflect model enhancements made during the period. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent in the businesses.

Reconciliation of ECL movement to impairment charge/(release) for the period
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	£m	£m	£m	£m	£m
Retail mortgages	(20)	(42)	20	—	(42)
Retail credit cards	13	(53)	1,455	—	1,415
Retail other	(37)	72	219	—	254
Corporate loans	(1)	(14)	500	—	485
ECL movements excluding disposals and write-offs1	(45)	(37)	2,194	—	2,112
ECL movement on loan commitments and other financial guarantees	(20)	(10)	7	—	(23)
ECL movement on other financial assets	(1)	1	(6)	—	(6)
ECL movement on debt securities at amortised cost	1	(2)	—	—	(1)
Recoveries and reimbursements2	9	(29)	(147)	—	(167)
ECL charge on assets held for sale3					181
Total exchange and other adjustments					183
Total income statement charge for the period					2,279

1
In 2025, gross write-offs amounted to £1,459m (2024: £1,547m) and post write-off recoveries amounted to £83m (2024: £76m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,376m (2024: £1,471m).

2
Recoveries and reimbursements include £84m (2024: £15m) for reimbursements where the Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written-off amounts of £83m (2024: £76m).

3	ECL charge on assets held for sale relate to the charges on a co-branded card portfolio in USCB and the German consumer finance business.

Loan commitments and financial guarantees1
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2025	11,093	—	340	—	2	—	—	—	11,435	—
Net transfers between stages	131	—	(141)	—	10	—	—	—	—	—
Business activity in the period	8,970	—	—	—	—	—	—	—	8,970	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(8,097)	—	(44)	—	(10)	—	—	—	(8,151)	—
Limit management and final repayments	(342)	—	(30)	—	(2)	—	—	—	(374)	—
As at 31 December 2025	11,755	—	125	—	—	—	—	—	11,880	—
Retail credit cards
As at 1 January 2025	162,471	53	2,515	13	122	—	6	—	165,114	66
Net transfers between stages	(1,837)	13	1,760	(13)	77	—	—	—	—	—
Business activity in the period	28,148	18	341	3	1	—	—	—	28,490	21
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(6,183)	(24)	(1,845)	9	(72)	—	(1)	—	(8,101)	(15)
Limit management and final repayments	(13,584)	(8)	(220)	(9)	(24)	—	—	—	(13,828)	(17)
Disposals2	(5,291)	—	(221)	—	(10)	—	—	—	(5,522)	—
As at 31 December 2025	163,724	52	2,330	3	94	—	5	—	166,153	55
Retail other
As at 1 January 2025	8,416	6	440	—	25	—	—	—	8,881	6
Net transfers between stages	(31)	—	28	—	3	—	—	—	—	—
Business activity in the period	625	—	1	—	—	—	—	—	626	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(341)	(5)	7	—	12	—	—	—	(322)	(5)
Limit management and final repayments	(797)	—	(33)	—	(20)	—	—	—	(850)	—
Disposals2	(756)	—	(30)	—	(1)	—	—	—	(787)	—
As at 31 December 2025	7,116	1	413	—	19	—	—	—	7,548	1
Corporate loans
As at 1 January 2025	230,275	105	15,433	237	1,019	25	—	—	246,727	367
Net transfers between stages	(122)	41	216	(41)	(94)	—	—	—	—	—
Business activity in the period	48,961	28	2,701	61	405	—	—	—	52,067	89
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	9,733	(57)	(480)	36	(291)	11	—	—	8,962	(10)
Limit management and final repayments	(60,949)	(26)	(4,265)	(56)	(340)	(4)	—	—	(65,554)	(86)
As at 31 December 2025	227,898	91	13,605	237	699	32	—	—	242,202	360

1	Loan commitments reported also include exposure relating to financial assets classified as held for sale.
2	The gross disposals reported within Retail credit cards and Retail other relate to the German consumer finance business; sale of which was completed in Q125.

Management adjustments to models for impairment

Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.

Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product and geography below:

Management adjustments to models for impairment allowance presented by product and geography
	Impairment allowance pre management adjustments1	Economic uncertainty adjustments	Other adjustments	Management adjustments2	Total impairment allowance3	Proportion of Management adjustments to total impairment allowance
		(a)	(b)	(a+b)
As at 31.12.25	£m	£m	£m	£m	£m	%
Retail mortgages	76	—	15	15	91	16.5
Retail credit cards	761	—	—	—	761	—
Retail other	406	—	85	85	491	17.3
Corporate loans	714	39	53	92	806	11.4
Total UK	1,957	39	153	192	2,149	8.9
Retail mortgages	25	—	1	1	26	3.8
Retail credit cards	2,505	31	87	118	2,623	4.5
Retail other	27	—	—	—	27	—
Corporate loans	823	44	13	57	880	6.5
Total Rest of the World	3,380	75	101	176	3,556	4.9
Total	5,337	114	254	368	5,705	6.5
Debt securities at amortised cost	21	1	—	1	22	4.5
Total including debt securities at amortised cost	5,358	115	254	369	5,727	6.4

As at 31.12.24	£m	£m	£m	£m	£m	%
Retail mortgages	51	36	71	107	158	67.7
Retail credit cards	787	—	(22)	(22)	765	(2.9)
Retail other	298	—	90	90	388	23.2
Corporate loans	759	42	39	81	840	9.6
Total UK	1,895	78	178	256	2,151	11.9
Retail mortgages	29	—	—	—	29	—
Retail credit cards	2,631	—	(23)	(23)	2,608	(0.9)
Retail other	24	—	4	4	28	14.3
Corporate loans	695	—	(2)	(2)	693	(0.3)
Total Rest of the World	3,379	—	(21)	(21)	3,358	(0.6)
Total	5,274	78	157	235	5,509	4.3
Debt securities at amortised cost	30	—	(7)	(7)	23	(30.4)
Total including debt securities at amortised cost	5,304	78	150	228	5,532	4.1

1
Includes £4.3bn (December 2024: £4.7bn) of modelled ECL, £0.7bn (December 2024: £0.5bn) of individually assessed impairments, £(0.2)bn (December 2024: £(0.3)bn) of ECL from assets held for sale (co-branded card portfolio) and £0.6bn (December 2024: £0.4bn) of ECL from benchmarked exposures and debt securities.

2
Management adjustments related to other financial assets subject to impairment not included in the table above include cash collateral and settlement balances £1m (December 2024: £(1)m), reverse repurchase agreements £1m (December 2024: £(2)m) and financial assets at fair value through other comprehensive income £nil (December 2024: £(2)m) within the IB portfolio.

3	Total impairment allowance consists of ECL stock on drawn and undrawn exposures.

Economic uncertainty adjustments presented by stage

	Stage 1	Stage 2	Stage 3	Total
As at 31.12.25	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	23	10	6	39
Total UK	23	10	6	39
Retail mortgages	—	—	—	—
Retail credit cards	—	31	—	31
Retail other	—	—	—	—
Corporate loans	13	31	—	44
Total Rest of the World	13	62	—	75
Total	36	72	6	114
Debt securities at amortised cost	1	—	—	1
Total including debt securities at amortised cost	37	72	6	115

As at 31.12.24	£m	£m	£m	£m
Retail mortgages	7	18	11	36
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	26	10	6	42
Total UK	33	28	17	78
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	—	—	—	—
Total Rest of the World	—	—	—	—
Total	33	28	17	78
Debt securities at amortised cost	—	—	—	—
Total including debt securities at amortised cost	33	28	17	78

Economic uncertainty adjustments

Economic uncertainty adjustments are captured in two ways. First, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and second, model uncertainty: to capture the impact of model limitations and sensitivities to specific macroeconomic parameters, which are applied at a portfolio level.

The Group continues to monitor the elevated tariffs, trade tensions, and geopolitical risks, especially in the US. In response, an adjustment of £81m introduced during Q125 has been retained, with any resulting effects on customer behaviour yet to materialise.

Total economic uncertainty adjustments as at 31 December 2025 are £115m (December 2024: £78m) and include:

Customer and client uncertainty provisions of £115m (December 2024: £53m):

●
Retail mortgages (UK) £nil (December 2024: £11m): The prior refinancing risk adjustment was retired following the rebuild of the UK Mortgages impairment models, which now better capture sensitivity to interest rate and inflation movements

●	Retail credit cards (ROW) £31m (December 2024: £nil): This adjustment reflects elevated US macroeconomic uncertainty, with impacts yet to materialise in consumer behaviour

●	Corporate loans (UK) £39m (December 2024: £42m): This adjustment reflects potential cross-default risk on Barclays’ lending in respect of clients who have taken out Bounce Back Loans

●	Corporate loans (ROW) £44m (December 2024: £nil): This adjustment reflects elevated US macroeconomic uncertainty, with impacts yet to materialise in borrower behaviour

Model uncertainty provisions of £nil (December 2024: £25m):

●
Retail mortgages (UK) £nil (December 2024: £25m): The prior adjustment to address model over-sensitivity was retired following the rebuild of the UK Mortgages impairment models, which now better capture consumer responses to the macroeconomic outlook

Other adjustments

Other adjustments are operational and remain in place until incorporated into the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.

Total other adjustments as at 31 December 2025 are £254m (December 2024: £150m) and include:

●	Retail mortgages (UK) £15m (December 2024: £71m): The reduction is driven by the retirement of adjustments following the rebuild of the UK Mortgages impairment models

●	Retail credit cards (UK) £nil (December 2024: £(22)m): The prior adjustment to address default over-prediction was retired following model remediation in the UK Cards portfolio

●
Retail credit cards (ROW) £87m (December 2024: £(23)m): This adjustment reflects provisioning for the GM consumer cards portfolio acquired during the year, while the previously held high-risk account management (HRAM) adjustment was retired following model remediation in USCB

●
Retail other (UK) £85m (December 2024: £90m) and Corporate loans (UK) £53m (December 2024: £39m): These include adjustments for definition of default (DOD) criteria under the Capital Requirements Regulation and model monitoring outcomes, which were re-sized during the year

●	Corporate loans (ROW) £13m (December 2024: £(2)m): This adjustment reflects provisioning for the GM business cards portfolio acquired during the year

●	Debt securities £nil (December 2024: £(7)m): The movement is driven by the retirement of the Exposure at Default recalibration adjustment following model remediation in the IB portfolio

Measurement uncertainty

Scenarios used to calculate the Group’s ECL charge were refreshed in Q425, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. The Baseline scenario continues to reflect the rapidly changing trade policies and uncertainty around potential tariffs to be imposed by the US administration and responses by other governments. Global growth slows modestly as rising US tariffs and retaliatory measures disrupt trade flows, dampen business confidence, and weigh on investment, though domestic demand in advanced economies remains resilient. UK and US GDP growth in 2026 is expected to be 1.1% and 2.0%, respectively. Labour markets in major economies soften slightly amid increased uncertainty and slower export-orientated activity. However, the weakening is contained and does not rise significantly from current levels. UK and US quarterly unemployment rates peak at 4.9% and 4.5%, respectively. Central Banks continue to loosen monetary policy with both the Bank of England and the Federal Reserve finishing 2026 with an interest rate of 3.25%.

The Downside scenarios have been calibrated to capture an escalation of trade tensions, where tariffs imposed by the US prompt retaliation from its trading partners with adverse implications for consumer prices and investment sentiment. A sharp slowdown in immigration coupled with mass deportations disrupts the US labour market, compounding downside risks to growth. In addition, global supply chains are severely disrupted as firms delay investment, reassess production locations and hoard production inputs. Imports into the US contract sharply due to higher prices and exports fall due to retaliation. The combination of trade impact and consumer uncertainty triggers a sharp recession, not only in the US but also in the UK and Europe driven by a severe decline in exports, business sentiment and with investment and consumption plans being put on hold. The rapid fall in external demand and a retrenchment in business investment push up unemployment rates, where job losses are concentrated in trade-exposed sectors (machinery, autos, consumer durables) but also spill into services. The Federal Reserve initially holds rates steady, weighing the inflation shock against the deteriorating real economy. However, as the slowdown deepens and the labour market loosens, the Federal Reserve cuts rates swiftly to stimulate aggregate demand. The Bank of England eases monetary policy amid a disinflationary environment and looser labour markets.

In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment rates stabilise and start falling again. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth. The strong economic outlook and lower interest rates provide a boost to house prices growth and support bullish financial markets.

The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The movement in weights is driven by the combined impact of two factors: (i) improvement in GDP growth in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios; and (ii) model improvements, which increase the Baseline weight and reduce the weights of the tail scenarios. For further details see page 43.

The Group has retained the £81m uncertainty adjustment introduced in Q125 across the US Consumer Bank and Investment Bank businesses, reflecting elevated tariffs, trade tensions, and geopolitical risks, with any resulting effects on customer behaviour yet to materialise. For further details see page 38.

The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the weights applied to each scenario.

1	Significant Risk Transfer (SRT) refers to risk transfer transactions used to enhance risk management capabilities.

Macroeconomic variables used in the calculation of ECL
As at 31.12.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP1	1.5	1.1	1.4	1.4	1.4
UK unemployment2	4.7	4.9	4.8	4.8	4.7
UK HPI3	1.5	2.9	2.5	4.3	3.8
UK bank rate6	4.2	3.4	3.4	3.5	3.6
US GDP1	2.1	2.0	2.0	2.0	2.0
US unemployment4	4.2	4.5	4.4	4.4	4.4
US HPI5	3.2	1.7	1.9	2.6	2.6
US federal funds rate6	4.2	3.4	3.3	3.3	3.5

Downside 2
UK GDP1	1.5	(2.5)	(1.2)	2.8	1.1
UK unemployment2	4.7	5.8	7.7	6.9	5.7
UK HPI3	1.5	(24.9)	(5.1)	9.6	14.2
UK bank rate6	4.2	2.3	0.5	0.4	1.1
US GDP1	2.1	(2.7)	(2.8)	1.6	2.4
US unemployment4	4.2	5.7	8.0	7.9	5.9
US HPI5	3.2	(8.2)	(1.7)	7.2	7.7
US federal funds rate6	4.2	3.6	2.4	1.4	1.2

Downside 1
UK GDP1	1.5	(0.7)	0.1	2.1	1.3
UK unemployment2	4.7	5.3	6.3	5.8	5.2
UK HPI3	1.5	(11.8)	(1.3)	6.9	8.9
UK bank rate6	4.2	2.9	2.0	1.9	2.4
US GDP1	2.1	(0.3)	(0.4)	1.8	2.2
US unemployment4	4.2	5.1	6.2	6.1	5.1
US HPI5	3.2	(3.3)	0.1	4.9	5.1
US federal funds rate6	4.2	3.6	2.8	2.4	2.4

Upside 2
UK GDP1	1.5	2.7	3.7	2.9	2.4
UK unemployment2	4.7	4.3	4.0	3.9	3.8
UK HPI3	1.5	11.9	8.4	5.1	4.1
UK bank rate6	4.2	3.1	2.3	2.3	2.6
US GDP1	2.1	2.8	3.1	2.8	2.8
US unemployment4	4.2	3.9	3.7	3.7	3.7
US HPI5	3.2	6.2	4.7	4.8	4.9
US federal funds rate6	4.2	3.0	2.5	2.5	2.5

Upside 1
UK GDP1	1.5	1.9	2.6	2.2	1.9
UK unemployment2	4.7	4.6	4.4	4.4	4.3
UK HPI3	1.5	7.4	5.4	4.7	3.9
UK bank rate6	4.2	3.2	2.8	2.8	3.1
US GDP1	2.1	2.4	2.6	2.4	2.4
US unemployment4	4.2	4.2	4.1	4.1	4.1
US HPI5	3.2	4.0	3.3	3.7	3.7
US federal funds rate6	4.2	3.3	2.8	2.8	3.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

As at 31.12.24	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP1	1.0	1.4	1.5	1.6	1.5
UK unemployment2	4.3	4.4	4.5	4.4	4.4
UK HPI3	2.8	3.3	1.6	4.5	3.0
UK bank rate6	5.1	4.3	4.0	4.0	3.8
US GDP1	2.7	2.0	2.0	2.0	2.0
US unemployment4	4.1	4.3	4.2	4.2	4.2
US HPI5	6.5	2.6	2.7	3.0	3.0
US federal funds rate6	5.1	4.1	4.0	3.8	3.8

Downside 2
UK GDP1	1.0	(2.3)	(1.3)	2.6	2.3
UK unemployment2	4.3	6.2	8.1	6.6	5.5
UK HPI3	2.8	(24.8)	(5.2)	10.0	14.6
UK bank rate6	5.1	3.5	1.7	0.6	1.1
US GDP1	2.7	(1.3)	(1.3)	3.3	2.9
US unemployment4	4.1	5.8	7.2	6.2	5.5
US HPI5	6.5	(8.0)	(0.7)	5.2	4.0
US federal funds rate6	5.1	2.5	0.6	0.8	1.5

Downside 1
UK GDP1	1.0	(0.5)	0.1	2.1	1.9
UK unemployment2	4.3	5.3	6.3	5.5	5.0
UK HPI3	2.8	(11.6)	(1.8)	7.2	8.7
UK bank rate6	5.1	3.9	2.9	2.3	2.4
US GDP1	2.7	0.3	0.4	2.7	2.4
US unemployment4	4.1	5.1	5.7	5.2	4.9
US HPI5	6.5	(2.7)	1.0	4.1	3.5
US federal funds rate6	5.1	3.4	2.3	2.3	2.7

Upside 2
UK GDP1	1.0	3.0	3.7	2.9	2.4
UK unemployment2	4.3	3.8	3.4	3.5	3.5
UK HPI3	2.8	11.9	8.4	5.1	4.1
UK bank rate6	5.1	3.9	2.9	2.8	2.8
US GDP1	2.7	2.8	3.1	2.8	2.8
US unemployment4	4.1	3.8	3.5	3.5	3.5
US HPI5	6.5	6.2	4.7	4.8	4.9
US federal funds rate6	5.1	3.7	3.3	3.1	2.8

Upside 1
UK GDP1	1.0	2.2	2.6	2.2	2.0
UK unemployment2	4.3	4.1	4.0	4.0	4.0
UK HPI3	2.8	7.6	4.9	4.8	3.5
UK bank rate6	5.1	4.1	3.5	3.4	3.3
US GDP1	2.7	2.4	2.6	2.4	2.4
US unemployment4	4.1	4.0	3.9	3.9	3.9
US HPI5	6.5	4.4	3.7	3.9	3.9
US federal funds rate6	5.1	4.0	3.8	3.6	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

Scenario weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.12.25
Scenario weighting	14.4	27.4	38.5	12.7	7.0
As at 31.12.24
Scenario weighting	17.4	26.8	32.5	14.7	8.6

Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represent the lowest and highest cumulative position relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.25%		%	%	%	%
UK GDP2	14.5	10.8	1.4	(0.3)	(3.5)
UK unemployment3	3.8	4.3	4.8	6.5	8.1
UK HPI4	34.6	24.9	3.0	(12.6)	(28.0)
UK bank rate3	2.3	2.8	3.6	4.6	4.6
US GDP2	14.6	12.4	2.0	(0.2)	(4.6)
US unemployment3	3.7	4.1	4.4	6.6	8.8
US HPI4	26.2	19.3	2.4	(1.5)	(8.1)
US federal funds rate3	2.5	2.8	3.5	4.3	4.3
As at 31.12.24%		%	%	%	%
UK GDP2	15.0	11.6	1.4	0.2	(2.9)
UK unemployment3	3.4	3.9	4.4	6.5	8.4
UK HPI4	36.3	25.9	3.0	(11.3)	(26.8)
UK bank rate3	2.8	3.3	4.2	5.3	5.3
US GDP2	14.9	12.8	2.2	0.4	(2.1)
US unemployment3	3.5	3.8	4.2	5.9	7.5
US HPI4	30.1	24.4	3.5	1.1	(4.0)
US federal funds rate3	2.8	3.3	4.2	5.3	5.3

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI (31.12.24) = Halifax All Houses, All Buyers Index; UK HPI (31.12.25) = Halifax HPI Meth2 All Houses, All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q125 (2024: Q124).

2
Maximum growth relative to Q424 (2024: Q423), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q424 (2024: Q423), based on 20 quarter period in Downside scenarios.

3	Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
4
Maximum growth relative to Q424 (2024: Q423), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q424 (2024: Q423), based on 20 quarter period in Downside scenarios.

Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.25%		%	%	%	%
UK GDP2	2.7	2.0	1.4	0.9	0.3
UK unemployment3	4.1	4.5	4.8	5.5	6.2
UK HPI4	6.1	4.5	3.0	0.6	(2.0)
UK bank rate3	2.9	3.2	3.6	2.7	1.7
US GDP2	2.7	2.4	2.0	1.1	0.1
US unemployment3	3.9	4.1	4.4	5.4	6.3
US HPI4	4.8	3.6	2.4	1.9	1.5
US federal funds rate3	2.9	3.2	3.5	3.1	2.5
As at 31.12.24%		%	%	%	%
UK GDP2	2.6	2.0	1.4	0.9	0.5
UK unemployment3	3.7	4.0	4.4	5.3	6.1
UK HPI4	6.4	4.7	3.0	0.8	(1.6)
UK bank rate3	3.5	3.9	4.2	3.3	2.4
US GDP2	2.9	2.5	2.2	1.7	1.2
US unemployment3	3.7	3.9	4.2	5.0	5.8
US HPI4	5.4	4.5	3.5	2.4	1.2
US federal funds rate3	3.6	4.0	4.2	3.2	2.1

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI (31.12.24) = Halifax All Houses, All Buyers Index; UK HPI (31.12.25) = Halifax HPI Meth2 All Houses, All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q125 (2024: Q124).

2	5-year yearly average CAGR, starting 2024 (2024: 2023).
3	5-year average. Period based on 20 quarters from Q125 (2024: Q124).
4	5-year quarter end CAGR, starting Q424 (2024: Q423).

ECL sensitivity analysis

The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios.

Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in other disclosures.

	Scenarios
As at 31.12.25	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	149,004	151,314	150,144	148,760	146,786	144,360
Retail credit cards2	61,320	61,096	61,204	61,325	61,569	61,724
Retail other	6,260	6,378	6,326	6,268	6,106	5,927
Corporate loans2	220,292	222,057	221,337	220,646	218,634	213,827
Stage 1 Model ECL (£m)
Retail mortgages	3	1	2	2	6	13
Retail credit cards2	561	523	541	561	599	637
Retail other	32	30	31	31	35	38
Corporate loans2	231	201	212	221	274	329
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.9	0.9	0.9	0.9	1.0	1.0
Retail other	0.5	0.5	0.5	0.5	0.6	0.6
Corporate loans	0.1	0.1	0.1	0.1	0.1	0.2
Stage 2 Model Exposure (£m)
Retail mortgages	13,586	11,276	12,446	13,830	15,804	18,230
Retail credit cards2	5,307	5,133	5,224	5,301	5,478	5,759
Retail other	1,164	1,046	1,098	1,156	1,318	1,497
Corporate loans2	18,172	16,264	17,037	17,836	19,979	24,927
Stage 2 Model ECL (£m)
Retail mortgages	16	6	8	11	33	79
Retail credit cards2	1,183	1,099	1,138	1,175	1,277	1,415
Retail other	81	67	72	77	102	134
Corporate loans2	477	383	415	454	604	879
Stage 2 Coverage (%)
Retail mortgages	0.1	0.1	0.1	0.1	0.2	0.4
Retail credit cards	22.3	21.4	21.8	22.2	23.3	24.6
Retail other	7.0	6.4	6.6	6.7	7.7	9.0
Corporate loans	2.6	2.4	2.4	2.5	3.0	3.5
Stage 3 Model Exposure (£m)3
Retail mortgages	1,621	1,621	1,621	1,621	1,621	1,621
Retail credit cards2	2,158	2,158	2,158	2,158	2,158	2,158
Retail other	128	128	128	128	128	128
Corporate loans2	3,650	3,650	3,650	3,650	3,650	3,650
Stage 3 Model ECL (£m)
Retail mortgages	43	32	35	38	59	98
Retail credit cards2	1,592	1,548	1,573	1,596	1,632	1,663
Retail other	79	76	77	77	80	87
Corporate loans2,4	60	57	57	59	64	71
Stage 3 Coverage (%)
Retail mortgages	2.7	2.0	2.2	2.3	3.6	6.0
Retail credit cards	73.8	71.7	72.9	74.0	75.6	77.1
Retail other	61.7	59.4	60.2	60.2	62.5	68.0
Corporate loans4	1.6	1.6	1.6	1.6	1.8	1.9
Total Model ECL (£m)
Retail mortgages	62	39	45	51	98	190
Retail credit cards2	3,336	3,170	3,252	3,332	3,508	3,715
Retail other	192	173	180	185	217	259
Corporate loans2,4	768	641	684	734	942	1,279
Total Model ECL	4,358	4,023	4,161	4,302	4,765	5,443

Reconciliation to total ECL	£m
Total weighted model ECL	4,358
ECL from individually assessed exposures4	672
ECL from benchmarked exposures and others5	542
ECL from debt securities at amortised cost	22
ECL from held for sale assets (co-branded card portfolio)	(235)
ECL from post model management adjustments	368
Of which: ECL from economic uncertainty adjustments	114
Total ECL	5,727

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2	Model exposure and ECL reported within Retail credit cards and Corporate loans continue to include a co-branded card portfolio in USCB, classified as assets held for sale.
3
Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 31 December 2025 and not on the macroeconomic scenario.

4
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £672m is reported as an individually assessed impairment in the reconciliation table.

5
ECL from benchmarked exposures and others includes ECL on Tesco Bank of £400m calculated using a benchmarked approach based on UK cards and UK retail loans. The sensitivity of these exposures would materially reflect the sensitivity of the benchmarked model.

The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 1.3%.

Retail mortgages: Total weighted ECL of £62m represents a 21.6% increase over the Baseline ECL (£51m). Total ECL increases to £190m under the Downside 2 scenario, driven by a fall in UK HPI.
Retail credit cards: Total weighted ECL of £3,336m is broadly aligned to the Baseline ECL (£3,332m). Total ECL increases to £3,715m under the Downside 2 scenario, driven by an increase in UK and US unemployment rate.
Retail other: Total weighted ECL of £192m represents a 3.8% increase over the Baseline ECL (£185m). Total ECL increases to £259m under the Downside 2 scenario, largely driven by an increase in UK unemployment rate.
Corporate loans: Total weighted ECL of £768m represents a 4.6% increase over the Baseline ECL (£734m). Total ECL increases to £1,279m under the Downside 2 scenario, driven by a decrease in UK and US GDP.

	Scenarios1
As at 31.12.24	Weighted2	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	139,086	140,828	140,079	139,188	136,671	134,861
Retail credit cards	63,937	63,821	63,859	63,894	63,980	63,975
Retail other	7,952	8,074	8,025	7,968	7,804	7,614
Corporate loans	213,905	216,064	215,215	214,293	212,007	207,062
Stage 1 Model ECL (£m)
Retail mortgages	1	—	1	1	3	6
Retail credit cards	535	512	523	534	560	586
Retail other	34	32	32	33	36	40
Corporate loans	270	235	247	258	311	363
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.8	0.8	0.8	0.8	0.9	0.9
Retail other	0.4	0.4	0.4	0.4	0.5	0.5
Corporate loans	0.1	0.1	0.1	0.1	0.1	0.2
Stage 2 Model Exposure (£m)
Retail mortgages	20,401	18,178	19,072	20,134	23,359	26,339
Retail credit cards	6,904	6,747	6,817	6,889	7,052	7,310
Retail other	1,232	1,110	1,159	1,215	1,380	1,570
Corporate loans	21,197	18,889	19,793	20,827	23,238	28,340
Stage 2 Model ECL (£m)
Retail mortgages	4	1	2	3	8	16
Retail credit cards	1,473	1,387	1,422	1,459	1,567	1,714
Retail other	81	68	72	77	101	134
Corporate loans	532	424	461	505	655	932
Stage 2 Coverage (%)
Retail mortgages	—	—	—	—	—	0.1
Retail credit cards	21.3	20.6	20.9	21.2	22.2	23.4
Retail other	6.6	6.1	6.2	6.3	7.3	8.5
Corporate loans	2.5	2.2	2.3	2.4	2.8	3.3
Stage 3 Model Exposure (£m)3
Retail mortgages	1,062	1,062	1,062	1,062	1,062	1,062
Retail credit cards	2,197	2,197	2,197	2,197	2,197	2,197
Retail other	158	158	158	158	158	158
Corporate loans	4,051	4,051	4,051	4,051	4,051	4,051
Stage 3 Model ECL (£m)
Retail mortgages	19	12	14	17	29	41
Retail credit cards	1,625	1,585	1,606	1,627	1,663	1,695
Retail other	92	90	91	92	95	97
Corporate loans4	71	66	67	69	79	89
Stage 3 Coverage (%)
Retail mortgages	1.8	1.1	1.3	1.6	2.7	3.9
Retail credit cards	74.0	72.1	73.1	74.1	75.7	77.2
Retail other	58.2	57.0	57.6	58.2	60.1	61.4
Corporate loans4	1.8	1.6	1.7	1.7	2.0	2.2
Total Model ECL (£m)
Retail mortgages	24	13	17	21	40	63
Retail credit cards	3,633	3,484	3,551	3,620	3,790	3,995
Retail other	207	190	195	202	232	271
Corporate loans4	873	725	775	832	1,045	1,384
Total Model ECL	4,737	4,412	4,538	4,675	5,107	5,713

Reconciliation to total ECL	£m
Total weighted model ECL	4,737
ECL from individually assessed exposures4	461
ECL from benchmarked exposures and others5	358
ECL from debt securities at amortised cost	23
ECL from held for sale assets (co-branded card portfolio)	(282)
ECL from post model management adjustments	235
Of which: ECL from economic uncertainty adjustments	78
Total ECL	5,532

1
Model exposure and ECL reported within Retail credit cards and Retail Other excludes the German consumer finance business, sale of which completed after the balance sheet date. Model exposure and ECL reported within Retail credit cards and Corporate loans continue to include a co-branded card portfolio, as its sale is expected to close in 2026.

2
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

3
Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 31 December 2024 and not on the macroeconomic scenario.

4
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £461m is reported as an individually assessed impairment in the reconciliation table.

5
ECL from benchmarked exposures and others includes ECL on Tesco Bank of £209m calculated using a benchmarked approach based on UK cards and UK retail loans. The sensitivity of these exposures would materially reflect the sensitivity of the benchmarked model.

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 97% (December 2024: 97%) of the Group’s total home loans balance.

	Barclays UK
Home loans principal portfolios	As at 31.12.25	As at 31.12.24
Gross loans and advances (£m)	172,415	163,197
90 day arrears rate, excluding recovery book (%)	0.1	0.2
Annualised gross charge-off rates - 180 days past due (%)	0.5	0.5
Recovery book proportion of outstanding balances (%)	0.6	0.6
Recovery book impairment coverage ratio (%)1	4.3	3.7

Average marked to market LTV
Balance weighted %	55.2	53.0
Valuation weighted %	41.5	39.7

New lending	Year ended 31.12.25	Year ended 31.12.24
New home loan bookings (£m)	34,326	23,895
New home loan proportion > 90% LTV (%)	2.8	0.9
Average LTV on new home loans: balance weighted (%)	69.6	65.5
Average LTV on new home loans: valuation weighted (%)	61.1	56.3

1	Recovery Book Impairment Coverage Ratio excludes Kensington Mortgages Company.

Home loans principal portfolios – distribution of balances by LTV1
	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 31.12.25
<=75%	73.4	6.9	0.9	81.2	3.3	14.1	49.9	67.3	—	0.1	2.5	—
>75% and <=90%	16.0	1.0	0.1	17.1	4.3	6.3	11.7	22.3	—	0.3	7.3	0.1
>90% and <=100%	1.7	—	—	1.7	0.8	0.5	5.4	6.7	—	0.7	22.7	0.2
>100%	—	—	—	—	—	0.1	3.6	3.7	—	2.9	31.3	5.9
As at 31.12.24
<=75%	74.5	10.7	0.9	86.1	8.3	15.8	18.7	42.8	—	0.1	1.8	—
>75% and <=90%	11.8	1.2	0.1	13.1	10.2	24.2	9.7	44.1	0.1	1.7	13.0	0.3
>90% and <=100%	0.8	—	—	0.8	1.3	2.3	4.0	7.6	0.1	4.9	35.8	0.8
>100%	—	—	—	—	0.2	1.4	3.9	5.5	1.6	45.9	68.7	24.8

1	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2025.

New home loans bookings increased 44% to £34.3bn, in line with business strategy and a larger mortgage market.

Retail credit cards and Retail other

The principal portfolios listed below accounted for 91% (December 2024: 91%) of the Group’s total retail credit cards and retail other.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 31.12.25	£m	%	%	%	%
Barclays UK
UK cards1	17,169	0.8	0.2	1.0	0.8
UK personal loans1	8,515	1.1	0.5	0.7	0.6
Barclays Partner Finance	1,210	0.7	0.3	1.2	1.2
Barclays US Consumer Bank
US cards2	29,100	3.0	1.6	3.4	3.2

As at 31.12.24
Barclays UK
UK cards1	15,781	0.7	0.2	1.1	0.9
UK personal loans1	8,051	1.0	0.4	0.7	0.5
Barclays Partner Finance	1,609	0.6	0.3	1.0	1.0
Barclays US Consumer Bank
US cards2	28,548	3.0	1.6	3.8	3.7

1	Includes Tesco Bank. Tesco Bank arrears rates are calculated using POCI balances adjusted to fair value.
2	Includes a co-branded card portfolio in USCB, classified as held for sale (see table below).

UK cards: Gross exposure increased from £15.8bn to £17.2bn following a growth in spend and new promotional balance lending. 30 and 90 day arrears rates remained stable at 0.8% (2024: 0.7%) and 0.2% (2024: 0.2%) respectively. Gross and net write-off rates reduced slightly to 1.0% (2024: 1.1%) and 0.8% (2024: 0.9%), reflecting the impact of reduced flow into delinquency in 2024 flowing into write-off.

UK personal loans: Gross exposure increased from £8.1bn to £8.5bn due to a growth in new lending. 30 and 90 day arrears rates remained stable at 1.1% (2024: 1.0%) and 0.5% (2024: 0.4%) respectively. Gross and net write off rates also remained stable at 0.7% (2024: 0.7%) and 0.6% (2024: 0.5%) respectively.

Barclays Partner Finance: 30 and 90 day arrears rates remained stable at 0.7% (2024: 0.6%) and 0.3% (2024: 0.3%) respectively with total exposure reducing to £1.2bn (2024: £1.6bn) due to a strategic decision to reduce the number of active partner businesses. Both annualised gross and net write off rates increased to 1.2% (2024: 1.0%) following the reduction in gross exposure.

US cards: 30 day and 90 day arrears rates remained flat at 3.0% (2024: 3.0%) and 1.6% (2024: 1.6%) respectively. Gross and net write off rates reduced to 3.4% (2024: 3.8%) and 3.2% (2024: 3.7%) respectively reflecting lower default volumes and stable recovery performance.

Retail Credit Cards and Retail Other held for sale	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 31.12.25	£m	%	%	%	%
Barclays US Consumer Bank	5,988	1.8	0.9	2.1	1.9

As at 31.12.24
Barclays US Consumer Bank	6,241	1.3	0.5	2.0	2.0
Head Office - German consumer finance business	3,733	1.8	0.9	1.3	1.2

Assets held for sale

This section presents a co-branded card portfolio in USCB classified as assets held for sale. Further, the sale of the German consumer finance business was completed in Q125.

For further details on assets held for sale, see Note 40 to the financial statements in Barclays PLC Annual Report 2025.

Loans and advances by product

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31.12.25	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,468	65	1.2	466	124	26.6	54	44	81.5	5,988	233	3.9
Retail credit cards - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Corporate loans - US	43	1	2.3	6	2	33.3	—	—	—	49	3	6.1
Total Rest of the World	5,511	66	1.2	472	126	26.7	54	44	81.5	6,037	236	3.9
As at 31.12.24
Retail credit cards - US	5,495	64	1.2	689	161	23.4	57	46	80.7	6,241	271	4.3
Retail credit cards - Germany	1,908	18	0.9	307	29	9.4	93	69	74.2	2,308	116	5.0
Retail other - Germany	1,134	16	1.4	220	33	15.0	71	48	67.6	1,425	97	6.8
Corporate loans - US	49	1	2.0	9	3	33.3	1	1	100.0	59	5	8.5
Total Rest of the World	8,586	99	1.2	1,225	226	18.4	222	164	73.9	10,033	489	4.9

Management adjustments to models for impairment

Management adjustments to models for impairment allowance presented by product
	Impairment allowance pre management adjustments	Economic uncertainty adjustments1	Other adjustments	Management adjustments	Total impairment allowance	Proportion of Management adjustments to total impairment allowance

As at 31.12.25	£m	£m	£m	£m	£m	%
Retail credit cards - US	232	5	—	5	237	2.1
Retail credit cards - Germany	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—
Corporate loans - US	3	—	—	—	3	—
Total Rest of the World	235	5	—	5	240	2.1

As at 31.12.24	£m	£m	£m	£m	£m	%
Retail credit cards - US	277	—	—	—	277	—
Retail credit cards - Germany	101	—	16	16	117	13.7
Retail other - Germany	80	—	17	17	97	17.5
Corporate loans - US	5	—	—	—	5	—
Total Rest of the World	463	—	33	33	496	6.7

1	Reflects a Stage 2 adjustment for elevated US macroeconomic uncertainty; with impacts yet to materialise in consumer behaviour.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in Barclays Group and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by risk factor. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by risk factor

	Year ended 31.12.25			Year ended 31.12.24
	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m
Credit risk	15	21	11	21	27	17
Interest rate risk	15	25	5	15	25	7
Equity risk	7	14	4	6	12	2
Basis risk	6	9	4	5	8	4
Spread risk	5	7	3	5	7	3
Foreign exchange risk	5	10	3	4	9	2
Commodity risk	—	1	—	—	1	—
Inflation risk	5	8	3	4	5	2
Diversification effect1	(40)	n/a	n/a	(34)	n/a	n/a
Total management VaR	18	30	8	26	36	15

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low total management VaR. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average Management VaR decreased 30% to £18m (2024: £26m). The decrease was mainly due to a combination of a reduction in the size of the funded, fair value leverage loan exposure in 2025 as well as an overall prudent risk positioning.

Treasury and Capital Risk

The Group has established a comprehensive set of policies, standards and controls for managing its liquidity risk; together these set out the requirements for Barclays’ liquidity risk framework. The liquidity risk framework meets the PRA standards and enables Barclays to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite. The liquidity risk framework is delivered via a combination of policy formation, review and challenge, governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing
The Internal Liquidity Stress Tests (ILST) measure the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a liquidity stress test which measures the anticipated outflows over a 12 month market-wide scenario.

The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the LCR. This change materialised from June 2025, with the Group headline ratio expected to contract over time from recent elevated levels whilst remaining broadly within ranges reported over recent years. The revised methodology models a more asymmetric unwind of client activity, resulting in a higher net outflow calculation. Barclays has always maintained, and intends to continue to maintain, a significant liquidity buffer which allows for this impact to be readily absorbed within the Group surplus.

As at 31 December 2025 the average LCR was 170.0% (December 2024: 172.4%). The Group held eligible liquid assets in excess of 100% of net stress outflows as measured according to both its internal ILST and external regulatory requirements.

Liquidity coverage ratio1	As at 31.12.25	As at 31.12.24
	£bn	£bn
LCR Eligible High Quality Liquid Assets (HQLA)	321.4	304.4
Net stress outflows	(190.2)	(176.9)
Surplus	131.2	127.5

Liquidity coverage ratio	170.0%	172.4%

1
Represents the average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio.

Net Stable Funding Ratio

The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off-balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are treated as stable sources of funding) relative to the Required Stable Funding (a measure of assets on the balance sheet and certain off-balance sheet exposures which may require longer term funding). The NSFR (average of last four quarter ends) as at 31 December 2025 was 135.2%, which was a surplus above the regulatory requirement of £166.3bn.

Net Stable Funding Ratio2	As at 31.12.25	As at 31.12.24
	£bn	£bn
Total Available Stable Funding	639.4	629.6
Total Required Stable Funding	473.1	466.7
Surplus	166.3	162.9

Net Stable Funding Ratio	135.2%	134.9%

2	Represents average of the last four spot quarter end ratios.

As part of the liquidity risk appetite, Barclays establishes minimum LCR, NSFR and internal liquidity stress test limits. Risks to market funding conditions, the Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Composition of the Group liquidity pool
	LCR eligible1 High Quality Liquid Assets (HQLA)					Liquidity pool
	Cash	Level 1	Level 2A	Level 2B	Total	2025	2024
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks2	219				219	237	216

Government bonds3
AAA to AA-		55	7		62	62	55
A+ to A-		14			14	14	2
BBB+ to BBB-		2			2	2	1
Other LCR Ineligible Government bonds
Total government bonds		71	7		78	78	58

Other
Government Guaranteed Issuers, PSEs and GSEs		4			4	7	9
International Organisations and MDBs		7			7	7	7
Covered bonds		3	4		7	8	7
Other				5	5	1
Total other		14	4	5	23	23	23

Total as at 31 December 2025	219	85	11	5	320	338
Total as at 31 December 2024	196	74	9	2	281		297

1
The LCR eligible HQLA is adjusted under the Liquidity Coverage Ratio (CRR) Part of the PRA Rulebook for operational restrictions upon consolidation, such as trapped liquidity within Barclays subsidiaries. It also reflects differences in eligibility of assets between the LCR and Barclays’ Liquidity Pool.

2
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 99.5% (December 2024: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

3	Of which over 85% (December 2024: over 85%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.

The Group liquidity pool was £337.8bn as at December 2025, increased by £40.9 vs. December 2024 (December 2024: £296.9bn).

In Q4 2025, the month-end liquidity pool ranged from £326bn to £352bn (2024: £297bn to £341bn), and the month-end average balance was £337bn (2024: £322bn). The liquidity pool is held unencumbered and represents readily accessible funds to meet potential cash outflows during stress periods.

As at 31 December 2025, 68% (December 2024: 60%) of the liquidity pool was located in Barclays Bank PLC, 17% (December 2024: 23%) in Barclays Bank UK PLC and 9% (December 2024: 9%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.

The composition of the pool is subject to limits set by the Board and the second-line liquidity, credit and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Deposit funding
	As at 31.12.25			As at 31.12.24
	Loans and advances, debt securities at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	230	245	94	92
Barclays UK Corporate Bank	30	89	34	31
Barclays Private Bank and Wealth Management	15	72	21	21
Barclays Investment Bank	130	156	83	88
Barclays US consumer Bank	22	24	92	91
Head Office	3	—
Barclays Group	430	586	73	74

1	The loan: deposit ratio is calculated as loans and advances at amortised cost and debt securities at amortised cost divided by deposits at amortised cost.

Funding structure and funding relationships

The basis for sound liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships as at 31 December 2025 are summarised below:

	As at 31.12.25	As at 31.12.24		As at 31.12.25	As at 31.12.24
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost1	400	392	Deposits at amortised cost	586	561
Group liquidity pool	338	297	<1 Year wholesale funding	84	55
			>1 Year wholesale funding	136	131
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	471	433	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	359	358
Derivative financial instruments	252	294	Derivative financial instruments	241	279
Other assets2	83	102	Other liabilities	60	62
			Equity	78	72
Total assets	1,544	1,518	Total liabilities and equity	1,544	1,518

1	Adjusted for liquidity pool debt securities reported at amortised cost of £30bn (December 2024: £22bn).
2	Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £220.1bn (December 2024: £186.0bn). In FY25, the Group issued £16.1bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.

Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets and maintains active secured funding programmes.

Wholesale funding of £83.9bn (December 2024: £55.0bn) matures in less than one year, representing 38% (December 2024: 30%) of total wholesale funding outstanding. This includes £28.4bn (December 2024: £22.0bn) related to term funding1.

Maturity profile of wholesale funding2
	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (Public benchmark)	1.9	—	0.6	—	2.5	7.3	7.5	8.6	3.8	27.0	56.7
Senior unsecured (Privately placed)	—	—	—	—	—	—	—	0.1	0.1	0.9	1.1
Subordinated liabilities	—	—	1.5	—	1.5	—	1.5	—	1.1	7.1	11.2
Barclays Bank Group
Senior unsecured (Privately placed)3	2.7	5.8	5.5	9.5	23.5	12.9	12.1	9.9	8.0	20.3	86.7
Certificates of deposit and commercial paper	0.6	2.3	22.1	14.8	39.8	—	—	—	—	—	39.8
Asset backed commercial paper	2.3	8.9	1.1	—	12.3	—	—	—	—	—	12.3
Asset backed securities	—	—	0.4	0.1	0.5	0.2	1.3	0.1	0.1	2.7	4.9
Subordinated liabilities	—	—	—	0.4	0.4	0.3	0.1	—	—	0.3	1.1
Barclays Bank UK Group
Senior unsecured (Privately placed)	—	—	—	—	—	—	—	—	0.1	0.1	0.2
Certificates of deposit and commercial paper	2.9	—	—	—	2.9	—	—	—	—	—	2.9
Covered bonds	—	—	—	—	—	0.5	0.2	0.6	0.6	0.1	2.0
Asset backed securities	—	—	0.3	0.2	0.5	—	—	—	—	—	0.5
Subordinated liabilities	—	—	—	—	—	—	—	—	—	0.7	0.7
Total as at 31 December 2025	10.4	17.0	31.5	25.0	83.9	21.2	22.7	19.3	13.8	59.2	220.1
Of which secured	2.3	8.9	1.8	0.3	13.3	0.7	1.5	0.7	0.7	3.5	20.4
Of which unsecured	8.1	8.1	29.7	24.7	70.6	20.5	21.2	18.6	13.1	55.7	199.7

Total as at 31 December 2024	7.9	21.3	11.9	13.9	55.0	23.0	17.5	18.6	15.1	56.8	186.0
Of which secured	2.4	8.8	2.1	0.8	14.1	1.1	0.5	0.9	0.6	3.3	20.5
Of which unsecured	5.5	12.5	9.8	13.1	40.9	21.9	17.0	17.7	14.5	53.5	165.5

1
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

2
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

3	Includes structured notes of £73.5bn, of which £21.8bn matures within one year.

Regulatory minimum requirements

Capital

As at 31 December 2025, the Group’s Overall Capital Requirement for CET1, excluding any applicable PRA buffer, was 12.2% and comprised a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.

The Group’s Pillar 2A requirement is 4.8% with at least 56.25% to be met with CET1 capital, equating to 2.7% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group’s CET1 target ratio of 13-14% takes into account minimum capital requirements and applicable buffers. The Group remains above its minimum capital regulatory requirements and applicable buffers.

Leverage

As at 31 December 2025, the Group was subject to a UK leverage ratio requirement of 4.1%. This comprised the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

As at 31 December 2025, the Group was required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.8% Pillar 2A equating to 25.5% of RWAs; and (ii) 6.75% of leverage exposures. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

Significant regulatory updates in the period

The Prudential Regulation Authority (PRA) has continued its phased implementation of the Basel 3.1 standards. Following near final policy statements in December 2023 and September 2024, the PRA announced in January 2025 that full implementation would be delayed until 1 January 2027, a timeline that has now been confirmed in the PRA’s final rules published in January 2026.

In July 2025, the PRA consulted on targeted amendments to the market risk framework and confirmed a staged approach to the Fundamental Review of the Trading Book (FRTB), under which implementation of the Internal Models Approach (IMA) will be deferred by one year to 1 January 2028, while all other FRTB elements remain scheduled for implementation from 1 January 2027. This timeline was also confirmed by the PRA in January 2026.

Capital ratios1,2	As at 31.12.25	As at 30.09.25	As at 31.12.24
CET1	14.3%	14.1%	13.6%
T1	17.9%	17.8%	16.9%
Total regulatory capital	20.4%	20.4%	19.6%
MREL ratio as a percentage of total RWAs	35.8%	35.8%	34.4%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	77,784	76,394	71,821
Less: other equity instruments (recognised as AT1 capital)	(12,725)	(13,243)	(12,075)
Adjustment to retained earnings for foreseeable ordinary share dividends	(778)	(478)	(786)
Adjustment to retained earnings for foreseeable repurchase of shares	(271)	(477)	—
Adjustment to retained earnings for foreseeable other equity coupons	(36)	(44)	(35)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,956)	(1,941)	(2,051)
Goodwill and intangible assets	(8,255)	(8,228)	(8,272)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,069)	(1,225)	(1,451)
Fair value reserves related to gains or losses on cash flow hedges	666	1,312	2,930
Excess of expected losses over impairment	(436)	(423)	(403)
Gains or losses on liabilities at fair value resulting from own credit	904	988	981
Defined benefit pension fund assets	(2,398)	(2,261)	(2,367)
Direct and indirect holdings by an institution of own CET1 instruments	(14)	(3)	(1)
Adjustment under IFRS 9 transitional arrangements	—	—	138
Other regulatory adjustments	(346)	(117)	129
CET1 capital	51,070	50,254	48,558

AT1 capital
Capital instruments and related share premium accounts	12,758	13,289	12,108
Other regulatory adjustments and deductions	(33)	(46)	(32)
AT1 capital	12,725	13,243	12,076

T1 capital	63,795	63,498	60,634

T2 capital
Capital instruments and related share premium accounts	8,835	9,528	9,150
Qualifying T2 capital (including minority interests) issued by subsidiaries	55	65	367
Other regulatory adjustments and deductions	(71)	(118)	(33)
Total regulatory capital	72,614	72,974	70,118

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(55)	(65)	(367)
Eligible liabilities	55,106	55,142	53,547
Total own funds and eligible liabilities3	127,665	128,050	123,298

Total RWAs	356,774	357,378	358,127

1
2024 comparatives for Capital and RWAs have been calculated applying the IFRS 9 transitional arrangements in accordance with the CRR. Effective from 1 January 2025, the IFRS 9 transitional arrangements no longer applied.

2
2024 comparatives for total capital were calculated applying the grandfathering of certain capital instruments within Tier 2 capital. Effective from 29 June 2025, the grandfathered instruments no longer qualified as Tier 2 capital.

3
As at 31 December 2025, the Group's MREL requirement, excluding the institution-specific confidential PRA buffer, was to hold £108.9bn of own funds and eligible liabilities equating to 30.5% of RWAs. The Group remains above its MREL regulatory requirement including the institution-specific confidential PRA buffer.

Movement in CET1 capital	Three months ended 31.12.25	Twelve months ended 31.12.25
	£m	£m
Opening CET1 capital	50,254	48,558

Profit for the period attributable to equity holders	1,453	7,172
Own credit relating to derivative liabilities	—	(15)
Ordinary share dividends paid and foreseen	(300)	(1,200)
Purchased and foreseeable share repurchase	(500)	(2,500)
Other equity coupons paid and foreseen	(250)	(998)
Increase in retained regulatory capital generated from earnings	403	2,459

Net impact of share schemes	4	190
Fair value through other comprehensive income reserve	296	773
Currency translation reserve	5	(1,132)
Other reserves	5	(68)
Increase/(Decrease) in other qualifying reserves	310	(237)

Pension remeasurements within reserves	117	(14)
Defined benefit pension fund asset deduction	(137)	(31)
Net impact of pensions	(20)	(45)

Additional value adjustments (PVA)	(15)	95
Goodwill and intangible assets	(27)	17
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	156	382
Excess of expected loss over impairment	(13)	(33)
Direct and indirect holdings by an institution of own CET1 instruments	(11)	(13)
Adjustment under IFRS 9 transitional arrangements	—	(138)
Other regulatory adjustments	33	25
Increase in regulatory capital due to adjustments and deductions	123	335

Closing CET1 capital	51,070	51,070

CET1 capital increased by £2.5bn to £51.1bn (December 2024: £48.6bn). Significant movements in the period were:

●	£7.2bn of capital generated from profit partially offset by distributions of £4.7bn comprising:
	-	£2.5bn share buybacks including the now completed £1.0bn announced with FY24 results and £1.0bn announced with H125 results and the ongoing £0.5bn share buyback announced with Q325 results
	-	£1.2bn of ordinary share dividends paid and foreseen reflecting £0.4bn interim dividend paid in September 2025 and a £0.8bn accrual towards the FY25 dividend
	-	£1.0bn of equity coupons paid and foreseen

●
£0.2bn decrease in other qualifying reserves including a £1.1bn reduction in the currency translation reserve primarily as a result of the strengthening of spot GBP against USD, partially offset by a £0.8bn gain in the fair value through other comprehensive income reserve.

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.12.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	16,731	55,037	132	8	—	43	177	—	13,697	85,825
Barclays UK Corporate Bank	3,878	18,341	89	312	1	4	31	343	3,510	26,509
Barclays Private Bank & Wealth Management	4,981	580	112	19	—	11	39	240	2,054	8,036
Barclays Investment Bank	44,961	49,750	21,986	19,442	165	3,030	12,018	20,111	25,238	196,701
Barclays US Consumer Bank	21,050	1,004	—	1	—	—	—	—	5,393	27,448
Head Office	5,405	5,439	1	5	—	—	219	59	1,127	12,255
Barclays Group	97,006	130,151	22,320	19,787	166	3,088	12,484	20,753	51,019	356,774
As at 30.09.25
Barclays UK	16,142	56,992	138	7	—	50	224	—	13,196	86,749
Barclays UK Corporate Bank	3,983	17,023	92	323	—	8	16	425	3,282	25,152
Barclays Private Bank & Wealth Management	4,907	615	127	17	—	11	33	298	1,870	7,878
Barclays Investment Bank	42,790	48,162	24,129	21,714	82	2,613	14,922	20,430	24,293	199,135
Barclays US Consumer Bank	19,976	962	—	2	—	—	—	—	4,856	25,796
Head Office	5,923	5,415	1	4	—	1	27	74	1,223	12,668
Barclays Group	93,721	129,169	24,487	22,067	82	2,683	15,222	21,227	48,720	357,378
As at 31.12.24
Barclays UK	15,516	55,301	146	11	—	74	228	—	13,181	84,457
Barclays UK Corporate Bank	3,932	15,680	106	336	—	12	16	548	3,282	23,912
Barclays Private Bank & Wealth Management	5,058	434	118	31	—	16	44	330	1,859	7,890
Barclays Investment Bank	40,957	49,231	21,889	24,094	70	2,913	12,442	23,023	24,164	198,783
Barclays US Consumer Bank	21,019	966	—	—	—	—	—	—	4,864	26,849
Head Office	6,580	8,162	1	20	—	4	—	212	1,257	16,236
Barclays Group	93,062	129,774	22,260	24,492	70	3,019	12,730	24,113	48,607	358,127

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
RWAs as at 31.12.24	222,836	49,841	36,843	48,607	358,127
Book size	13,766	(1,994)	(3,031)	2,412	11,153
Acquisitions and disposals	(3,322)	—	—	—	(3,322)
Book quality	(1,888)	(618)	—	—	(2,506)
Model updates	304	68	—	—	372
Methodology and policy	(305)	(229)	—	—	(534)
Foreign exchange movements1	(4,234)	(1,707)	(575)	—	(6,516)
Total RWA movements	4,321	(4,480)	(3,606)	2,412	(1,353)
RWAs as at 31.12.25	227,157	45,361	33,237	51,019	356,774

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Total RWAs decreased £1.4bn to £356.8bn (Dec 2024: £358.1bn).

Credit risk RWAs increased £4.3bn:

●	A £13.8bn increase in book size primarily reflecting lending growth in UK businesses and business activity within IB
●
A £3.3bn decrease in acquisitions and disposals reflecting the sale of the German Consumer Finance business and of Barclays' joint venture interest in Entercard, partially offset by the acquisition of the GM portfolio

●	A £1.9bn decrease in book quality RWAs primarily driven by improvements in credit quality within the Barclays UK mortgages portfolio
●	A £4.2bn decrease as a result of foreign exchange movements primarily due to the strengthening of spot GBP against USD

Counterparty credit risk RWAs decreased £4.5bn:
●	A £4.5bn decrease in the RWAs primarily reflecting trading activity and the impact of foreign exchange movements due to the strengthening of spot GBP against USD

Market risk RWAs decreased £3.6bn:
●	A £3.0bn decrease in book size due to trading activity within Global Markets

Operational risk RWAs increased £2.4bn:
●	A £2.4bn increase in book size primarily driven by the inclusion of higher 2025 income compared to 2022

Leverage ratios1	As at 31.12.25	As at 30.09.25	As at 31.12.24
	£m	£m	£m
UK leverage ratio2	5.1%	4.9%	5.0%
T1 capital	63,795	63,498	60,634
UK leverage exposure	1,247,313	1,285,291	1,206,502
Average UK leverage ratio	4.7%	4.7%	4.6%
Average T1 capital	63,277	62,556	60,291
Average UK leverage exposure	1,358,364	1,339,336	1,308,335

1
2024 comparatives for UK leverage ratios have been calculated applying the IFRS 9 transitional arrangements in accordance with the CRR. Effective from 1 January 2025, the IFRS 9 transitional arrangements no longer applied.

2
Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.6bn and against the 0.3% CCLB was £3.7bn.

The UK leverage ratio increased to 5.1% (December 2024: 5.0%), as Tier 1 capital increased by £3.2bn, partially offset by a £40.8bn increase in leverage exposure to £1,247.3bn. The increase in leverage exposure was largely driven by an increase in trading activity in IB and higher lending in Barclays UK and UKCB, partially offset by the strengthening of spot GBP against USD.

Condensed Consolidated Financial Statements

Condensed consolidated income statement
	Year ended 31.12.25	Year ended 31.12.24
	£m	£m
Interest and similar income	36,189	38,326
Interest and similar expense	(21,688)	(25,390)
Net interest income	14,501	12,936
Fee and commission income	11,282	10,847
Fee and commission expense	(3,784)	(3,600)
Net fee and commission income	7,498	7,247
Net trading income	7,042	5,768
Net investment income	10	216
Gain on acquisition	—	556
Other income	89	65
Total income	29,140	26,788

Staff costs	(10,607)	(9,876)
Infrastructure, administration and general expenses	(6,433)	(6,319)
UK regulatory levies	(313)	(320)
Litigation and conduct	(392)	(220)
Operating expenses	(17,745)	(16,735)

Share of post-tax results of associates and joint ventures	66	37
Loss on disposal of subsidiaries, associates and joint ventures	(43)	—
Profit before impairment	11,418	10,090
Credit impairment charges	(2,279)	(1,982)
Profit before tax	9,139	8,108
Tax charge	(1,926)	(1,752)
Profit after tax	7,213	6,356

Attributable to:
Shareholders of the parent	6,175	5,316
Other equity holders	997	991
Equity holders of the parent	7,172	6,307
Non-controlling interests	41	49
Profit after tax	7,213	6,356

Earnings per share
Basic earnings per ordinary share	43.8p	36.0p
Diluted earnings per ordinary share	42.3p	34.8p

Condensed consolidated statement of comprehensive income
	Year ended 31.12.25	Year ended 31.12.24
	£m	£m
Profit after tax	7,213	6,356

Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences1	(1,131)	(59)
Tax	(1)	13
Fair value through other comprehensive income reserve
Net gains/(losses) from changes in fair value	1,024	(863)
Net losses/(gains) transferred to net profit on disposal	191	(164)
Net (gain)/losses relating to (releases of) impairment	(3)	1
Net (losses)/gains due to fair value hedging	(142)	325
Tax	(297)	194
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	3,675	(784)
Net (gains)/losses transferred to net profit	(522)	1,842
Tax	(889)	(281)
Other comprehensive income that may be recycled to profit or loss	1,905	224

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	(10)	(427)
Own credit	89	(1,130)
Tax	(30)	432
Other comprehensive income/(loss) not recycled to profit or loss	49	(1,125)

Other comprehensive income/(loss) for the year	1,954	(901)

Total comprehensive income for the period	9,167	5,455

Attributable to:
Equity holders of the parent	9,126	5,406
Non-controlling interests	41	49
Total comprehensive income for the period	9,167	5,455

1	Includes £44m loss (2024: £1m loss) on recycling of currency translation differences to net profit.

Condensed consolidated balance sheet
	As at 31.12.25	As at 31.12.24
Assets	£m	£m
Cash and balances at central banks	229,752	210,184
Cash collateral and settlement balances	130,532	119,843
Debt securities at amortised cost	68,475	68,210
Loans and advances at amortised cost to banks	8,638	8,327
Loans and advances at amortised cost to customers	352,885	337,946
Reverse repurchase agreements and other similar secured lending at amortised cost	17,622	4,734
Trading portfolio assets	190,061	166,453
Financial assets at fair value through the income statement	186,857	193,734
Derivative financial instruments	252,459	293,530
Financial assets at fair value through other comprehensive income	74,394	78,059
Investments in associates and joint ventures	739	891
Goodwill and intangible assets	8,284	8,275
Current tax assets	276	155
Deferred tax assets	4,992	6,321
Assets included in a disposal group classified as held for sale	5,932	9,854
Other assets	12,267	11,686
Total assets	1,544,165	1,518,202

Liabilities
Deposits at amortised cost from banks	20,413	13,203
Deposits at amortised cost from customers	565,200	547,460
Cash collateral and settlement balances	117,583	106,229
Repurchase agreements and other similar secured borrowings at amortised cost	25,170	39,415
Debt securities in issue	119,033	92,402
Subordinated liabilities	12,954	11,921
Trading portfolio liabilities	57,737	56,908
Financial liabilities designated at fair value	294,108	282,224
Derivative financial instruments	240,808	279,415
Current tax liabilities	868	566
Deferred tax liabilities	13	18
Liabilities included in a disposal group classified as held for sale	—	3,726
Other liabilities	12,042	12,234
Total liabilities	1,465,929	1,445,721

Equity
Called up share capital and share premium	4,178	4,186
Other reserves	1,628	(468)
Retained earnings	59,253	56,028
Shareholders' equity attributable to ordinary shareholders of the parent	65,059	59,746
Other equity instruments	12,725	12,075
Total equity excluding non-controlling interests	77,784	71,821
Non-controlling interests	452	660
Total equity	78,236	72,481

Total liabilities and equity	1,544,165	1,518,202

Condensed consolidated statement of changes in equity
	Called up share capital and share premium1,2	Other equity instruments3	Other reserves4	Retained earnings	Total	Non-controlling interests	Total equity
Year ended 31.12.2025	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2025	4,186	12,075	(468)	56,028	71,821	660	72,481
Profit after tax	—	997	—	6,175	7,172	41	7,213
Currency translation movements	—	—	(1,132)	—	(1,132)	—	(1,132)
Fair value through other comprehensive income reserve	—	—	773	—	773	—	773
Cash flow hedges	—	—	2,264	—	2,264	—	2,264
Retirement benefit remeasurements	—	—	—	(14)	(14)	—	(14)
Own credit	—	—	63	—	63	—	63
Total comprehensive income for the period	—	997	1,968	6,161	9,126	41	9,167
Employee share schemes and hedging thereof	150	—	—	1,127	1,277	—	1,277
Issue and redemption of other equity instruments	—	651	—	(4)	647	—	647
Other equity instruments coupon paid	—	(997)	—	—	(997)	—	(997)
Redemption of preference shares	—	—	—	(59)	(59)	(211)	(270)
Vesting of employee share schemes net of purchases			(36)	(554)	(590)		(590)
Dividends paid	—	—	—	(1,213)	(1,213)	(41)	(1,254)
Repurchase of shares	(158)	—	158	(2,241)	(2,241)	—	(2,241)
Other movements		(1)	6	8	13	3	16
Balance as at 31 December 2025	4,178	12,725	1,628	59,253	77,784	452	78,236

Year ended 31.12.2024	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2024	4,288	13,259	(77)	53,734	71,204	660	71,864
Profit after tax	—	991	—	5,316	6,307	49	6,356
Currency translation movements	—	—	(46)	—	(46)	—	(46)
Fair value through other comprehensive income reserve	—	—	(507)	—	(507)	—	(507)
Cash flow hedges	—	—	777	—	777	—	777
Retirement benefit remeasurements	—	—	—	(303)	(303)	—	(303)
Own credit	—	—	(822)	—	(822)	—	(822)
Total comprehensive income for the period	—	991	(598)	5,013	5,406	49	5,455
Employee share schemes and hedging thereof	103	—	—	874	977	—	977
Issue and redemption of other equity instruments	—	(1,155)	—	(96)	(1,251)	—	(1,251)
Other equity instruments coupon paid	—	(991)	—	—	(991)	—	(991)
Vesting of employee shares scheme net of purchases	—	—	(1)	(508)	(509)	—	(509)
Dividends paid	—	—	—	(1,221)	(1,221)	(49)	(1,270)
Repurchase of shares	(205)	—	205	(1,760)	(1,760)	—	(1,760)
Other movements	—	(29)	3	(8)	(34)	—	(34)
Balance as at 31 December 2024	4,186	12,075	(468)	56,028	71,821	660	72,481

1	As at 31 December 2025, Called up share capital comprises 13,867m (December 2024: 14,420m) ordinary shares of 25p each.
2
For the period ended 31 December 2025, Barclays PLC fully executed two share buybacks and partially executed one share buyback totalling £2,232m. Accordingly, it repurchased and cancelled 636m shares. The nominal value of £158m has been transferred from Share capital to Capital redemption reserve within Other reserves. For the year ended 31 December 2024, two share buybacks were executed, totalling £1,750m. Accordingly, Barclays PLC repurchased and cancelled 818m shares. The nominal value of £205m was transferred from Share capital to Capital redemption reserve within Other reserves.

3
Other equity instruments of £12,725m (December 2024: £12,075m) comprise AT1 securities issued by Barclays PLC. There were four issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities for £3,784m (net of £15m issuance costs) and three redemptions of £3,133m (net of £13m issuance costs, transferred to retained earnings on redemption) for the period ended 31 December 2025. During the period ended 31 December 2024, there were two issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, for £1,598m, which includes issuance costs of £6m and two redemptions totalling £2,753m.

4	See Note 8 Other reserves

Condensed consolidated cash flow statement
	Year ended 31.12.25	Year ended 31.12.24
	£m	£m
Profit before tax	9,139	8,108
Adjustment for non-cash and other items	11,054	6,620
Net (increase)/decrease in loans and advances at amortised cost	(17,403)	284
Net increase in deposits at amortised cost	24,950	14,952
Net increase/(decrease) in debt securities in issue	20,925	(9,978)
Changes in other operating assets and liabilities	(28,533)	(11,590)
Corporate income tax paid	(1,393)	(1,283)
Net cash from operating activities	18,739	7,113
Net cash from investing activities	1,595	(17,886)
Net cash from financing activities1	2,256	784
Effect of exchange rates on cash and cash equivalents	(1,738)	(2,407)
Net increase/(decrease) in cash and cash equivalents	20,852	(12,396)
Cash and cash equivalents at beginning of the period	235,611	248,007
Cash and cash equivalents at end of the period	256,463	235,611

1
Issuance and redemption of debt securities included in financing activities relate to instruments that qualify as eligible liabilities and satisfy regulatory requirements for MREL instruments which came into effect during 2019.

Financial Statement Notes

1.
Tax

The tax charge for 2025 was £1,926m (2024: £1,752m), representing an effective tax rate (ETR) of 21.1% (2024: 21.6%). Included in the 2025 tax charge is a credit in respect of payments made on AT1 instruments that are classified as equity for accounting purposes.

	As at 31.12.25	As at 31.12.24
Deferred tax assets and liabilities	£m	£m
UK	3,408	4,451
USA	1,260	1,432
Other territories	324	438
Deferred tax assets	4,992	6,321
Deferred tax liabilities	(13)	(18)

Analysis of deferred tax assets
Temporary differences	3,895	4,787
Tax losses	1,097	1,534
Deferred tax assets	4,992	6,321

2.
Earnings per share

	Year ended 31.12.25	Year ended 31.12.24
	£m	£m
Profit attributable to ordinary equity holders of the parent	6,175	5,316

	m	m
Basic weighted average number of shares in issue	14,112	14,755
Number of potential ordinary shares	492	516
Diluted weighted average number of shares	14,604	15,271

	p	p
Basic earnings per ordinary share	43.8	36.0
Diluted earnings per ordinary share	42.3	34.8

3.
Dividends on ordinary shares

	Year ended 31.12.25		Year ended 31.12.24
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during the period	5.50	791	5.30	796
Interim dividend paid during the period	3.00	422	2.90	425
Total Dividend	8.50	1,213	8.20	1,221

It is Barclays' policy to declare and pay dividends on a semi-annual basis. The 2025 full year dividend of 5.6p per ordinary share will be paid on 31 March 2026 to the shareholders on the Share Register on 20 February 2026. The financial statements for the year ended 31 December 2025 do not reflect this dividend, which will be accounted for in Shareholders' Equity as an appropriation of retained profits in the year ending 31 December 2026. A half year dividend for 2025 of 3.0p (H124: 2.9p) per ordinary share was paid on 16 September 2025.

The Directors have confirmed their intention to initiate a share buyback of up to £1.0bn after the balance sheet date. The share buyback is expected to commence in the first quarter of 2026. The financial statements for the year ended 31 December 2025 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company. Dividends and share buybacks are funded out of distributable reserves.

4.
Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2025 which provides more detail regarding accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted in the period.

Assets and liabilities transferred between levels

During the year ended 31 December 2025, there were £42.7bn assets and £(9.9)bn liabilities transferred from Level 2 to Level 1 (year ended 31 December 2024: there were no material transfers). Additionally, there were £0.8bn assets and £(2.8)bn liabilities transferred from Level 2 to Level 3 (year ended 31 December 2024: there were no material transfers). These transfers reflect enhancement to the Group’s levelling policy, including the use of additional data in the active market assessment of Level 1 government bonds and updated assessments of unobservable market parameters for government bonds and issued debt; resulting in an increase in Level 3 balances.

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by the fair value hierarchy and balance sheet classification:

	2025				2024
	Valuation techniques used				Valuation techniques used
	Quoted market price	Observable inputs	Significant unobservable inputs		Quoted market price	Observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	111,158	68,556	10,347	190,061	77,761	78,577	10,115	166,453
Financial assets at fair value through the income statement	5,140	173,140	8,577	186,857	3,526	181,784	8,424	193,734
Derivative financial assets	108	250,639	1,712	252,459	101	291,352	2,077	293,530
Financial assets at fair value through other comprehensive income	51,717	19,578	3,099	74,394	25,913	48,407	3,739	78,059
Investment property	—	—	43	43	—	—	9	9
Total assets	168,123	511,913	23,778	703,814	107,301	600,120	24,364	731,785
Trading portfolio liabilities	(42,917)	(14,733)	(87)	(57,737)	(27,694)	(28,819)	(395)	(56,908)
Financial liabilities designated at fair value	(1,702)	(287,532)	(4,874)	(294,108)	(181)	(278,785)	(3,258)	(282,224)
Derivative financial liabilities	(93)	(237,650)	(3,065)	(240,808)	(86)	(276,148)	(3,181)	(279,415)
Total liabilities	(44,712)	(539,915)	(8,026)	(592,653)	(27,961)	(583,752)	(6,834)	(618,547)

5.
Subordinated liabilities

	Year ended 31.12.25	Year ended 31.12.24
	£m	£m
Opening balance as at 1 January	11,921	10,494
Issuances	1,772	1,870
Redemptions	(727)	(476)
Other	(12)	33
Closing balance	12,954	11,921

Issuances of £1,772m comprise £1,045m EUR 4.616% Fixed Rate Resetting Subordinated Callable Notes issued externally by Barclays PLC and £727m mezzanine and junior securitisation notes issued externally by a Barclays securitisation special purpose vehicle (SPV).

Redemptions of £727m comprise £500m GBP 3.750% Fixed Rate Resetting Subordinated Callable Notes, £115m SGD 3.750% Fixed Rate Resetting Subordinated Callable Notes issued externally by Barclays PLC and £112m USD Floating Rate Notes issued externally by a Barclays subsidiary.

Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

6.
Provisions

	As at 31.12.25	As at 31.12.24
	£m	£m
Customer redress	543	299
Legal, competition and regulatory matters	79	59
Redundancy and restructuring	190	213
Undrawn contractually committed facilities and guarantees	416	439
Onerous contracts	41	14
Sundry provisions	395	359
Total	1,664	1,383

Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of the Group’s business activities.

Motor finance provision

From 2003 to late 2019, Clydesdale Financial Services Limited (CFSL), a wholly-owned subsidiary of the Group, provided motor finance to customers in the UK.

In January 2024, the FCA appointed a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. This review followed two final decisions by the UK Financial Ombudsman Service (FOS) and a number of complaints and court claims, including some against CFSL.

On 7 October 2025, the FCA began consulting on an industry wide compensation scheme for eligible motor finance customers. Barclays has engaged with the FCA as part of its consultation process and the FCA has stated that, if it introduces a redress scheme, it expects to publish a policy statement and final rules in February or March 2026, with compensation to consumers beginning later in 2026. The FCA has indicated that it expects to lift the existing pause on the handling of certain motor finance complaints on 31 May 2026, subject to the terms of the FCA redress scheme, if adopted.

Barclays considers it more likely than not that a redress scheme will be implemented by the FCA. As a result, Barclays has recognised a provision of £325m in respect of this matter as at 31 December 2025 (as at 31 December 2024: £90m). Recognising that the proposed terms of the FCA redress scheme are subject to consultation, in calculating potential redress costs and the amount of provision required, Barclays has applied a weighted average of multiple scenarios, each incorporating differing evaluations of the FCA’s current proposals. The current provision reflects the estimated number of motor finance cases falling within the scope of the FCA redress scheme as proposed by the FCA consultation paper (which covers regulated motor finance agreements between 6 April 2007 and 1 November 2024 where a commission was payable by the lender to the broker), the anticipated level of customer redress reflecting the FCA’s proposed methodology, the estimated customer response rate with reference to Barclays previous remediation exercises, and the costs associated with implementing the FCA’s proposed approach to customer engagement.

The final terms of the FCA redress scheme remain uncertain pending publication of the FCA’s policy statement and final scheme rules. Accordingly, the legal and regulatory outcomes and the nature, extent and timing of any remediation action, if required, remain uncertain. The ultimate financial impact on Barclays could differ from the recognised provision, which represents Barclays’ best estimate of the cost of redress based on the information currently available to Barclays.

7.
Retirement benefits

As at 31 December 2025, the Group’s IAS 19 net retirement benefit assets were £3.0bn (December 2024: £3.0bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 net surplus of £3.3bn (December 2024: £3.2bn).

The UKRF annual funding update as at 30 September 2024 showed a funding surplus of £1.75bn. The 30 September 2025 funding update is not available at the date of this report, as the triennial funding valuations for the UKRF are due to be completed in 2026 with an effective date of 30 September 2025.

Sectionalisation of the UKRF

Between 1 January 2025 and 30 June 2025, Barclays Bank PLC was the principal employer of the UKRF, with Barclays Bank UK PLC and Barclays Execution Services Limited as the participating employers.

From 1 July 2025, the UKRF was amended to become a sectionalised scheme to meet the requirements of the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, creating two separate sections - the Barclays Bank Section and the Barclays UK Section. From 1 July 2025, Barclays Bank PLC became the principal employer of the Barclays Bank Section, with Barclays Execution Services Limited as a participating employer. From that date, Barclays Bank UK PLC participates only in the Barclays UK Section and is solely responsible for funding that section.

Sectionalisation did not change the balance sheet position of the UKRF from the Group's perspective, and employees’ benefits are unchanged.

8.
Other reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the total of unrealised gains and losses on fair value through other comprehensive income investments since initial recognition.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes. Treasury shares are deducted from shareholders’ equity within other reserves.

	As at 31.12.25	As at 31.12.24
	£m	£m
Currency translation reserve	2,493	3,625
Fair value through other comprehensive income reserve	(1,100)	(1,873)
Cash flow hedging reserve	(666)	(2,930)
Own credit reserve	(990)	(1,059)
Other reserves and treasury shares	1,891	1,769
Total	1,628	(468)

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost.
Period end tangible equity refers to:
Period end tangible shareholders' equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of goodwill and intangible assets.
Period end allocated tangible equity (for businesses)
Allocated tangible equity is calculated as 13.5% (2024: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible equity refers to:
Average tangible shareholders’ equity (for Barclays Group)
Calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity (for businesses)
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders’ equity (for Barclays Group)	Group attributable profit, as a proportion of average tangible shareholders’ equity. The components of the calculation have been included on page 71.
Return on average allocated tangible equity (for businesses)	Business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 73 to 74.

Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date. The components of the calculation have been included on pages 75 to 77.

Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 26.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 79.

Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.
Structural cost actions	Cost actions taken to improve future financial performance.
Net New Assets Under Management
The net inflows and outflows of client balances within Discretionary Portfolio Management and Advisory mandates. Excludes market performance and foreign exchange translation but includes reinvested dividend payments.

Assets under Management (AUM)
Total market value of client investment balances managed within investment mandates where Barclays provides discretionary portfolio management or advisory services. Total Assets Under Management excludes uninvested cash held under an investment mandate.

Assets under Supervision (AUS)	Total market value of client investment balances where Barclays provides custodian or transactional services.
Group net interest income excluding Barclays Investment Bank and Head Office	A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.
Income over average risk weighted assets
Represents total income as a proportion of average risk weighted assets. Average risk weighted assets calculated as the average of the previous month’s period end risk weighted assets and the current month’s period end risk weighted assets. Average risk weighted assets for the period is the average of the monthly averages within that period.

Returns

	Year ended 31.12.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	2,443	648	291	3,092	390	(689)	6,175

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	15.8	3.4	1.2	29.1	4.1	9.3	62.9
Average goodwill and intangibles	(4.0)	—	(0.1)	—	(0.6)	(3.6)	(8.3)
Average tangible equity	11.8	3.4	1.1	29.1	3.5	5.7	54.6

Return on average tangible equity	20.7%	18.9%	26.3%	10.6%	11.0%	n/m	11.3%

	Year ended 31.12.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	2,465	490	288	2,513	302	(742)	5,316

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.6	3.1	1.1	29.7	3.7	6.5	58.7
Average goodwill and intangibles	(3.9)	—	(0.1)	—	(0.4)	(3.6)	(8.0)
Average tangible equity	10.7	3.1	1.0	29.7	3.3	2.9	50.7

Return on average tangible equity	23.1%	16.0%	28.1%	8.5%	9.1%	n/m	10.5%

Barclays Group
Return on average tangible shareholders' equity	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,195	1,457	1,659	1,864	965	1,564	1,237	1,550

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	64.8	63.3	62.1	61.4	59.7	59.1	57.7	58.3
Average goodwill and intangibles	(8.3)	(8.2)	(8.2)	(8.3)	(8.2)	(8.1)	(7.9)	(7.8)
Average tangible shareholders' equity	56.5	55.1	53.9	53.1	51.5	51.0	49.8	50.5

Return on average tangible shareholders' equity	8.5%	10.6%	12.3%	14.0%	7.5%	12.3%	9.9%	12.3%

Barclays UK
Return on average allocated tangible equity	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	706	647	580	510	781	621	584	479

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	15.9	15.9	15.8	15.7	15.1	14.5	14.4	14.3
Average goodwill and intangibles	(4.0)	(4.0)	(4.0)	(4.0)	(3.9)	(3.9)	(3.9)	(3.9)
Average allocated tangible equity	11.9	11.9	11.8	11.7	11.2	10.6	10.5	10.4

Return on average allocated tangible equity	23.8%	21.8%	19.7%	17.4%	28.0%	23.4%	22.3%	18.5%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	168	196	142	142	98	144	135	113

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.5	3.4	3.4	3.3	3.2	3.1	3.0	3.0
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.5	3.4	3.4	3.3	3.2	3.1	3.0	3.0

Return on average allocated tangible equity	19.1%	22.8%	16.6%	17.1%	12.3%	18.8%	18.0%	15.2%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	35	72	88	96	63	74	77	74

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.2	1.2	1.2	1.2	1.2	1.1	1.1	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.1	1.1	1.1	1.1	1.1	1.0	1.0	1.0

Return on average allocated tangible equity	12.6%	26.4%	31.9%	34.5%	23.9%	29.0%	30.8%	28.7%

Barclays Investment Bank
Return on average allocated tangible equity	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	294	723	876	1,199	247	652	715	899

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	29.6	28.6	28.7	29.6	29.3	29.5	29.9	30.0
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	29.6	28.6	28.7	29.6	29.3	29.5	29.9	30.0

Return on average allocated tangible equity	4.0%	10.1%	12.2%	16.2%	3.4%	8.8%	9.6%	12.0%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	144	118	87	41	94	89	75	44

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.2	4.0	4.0	4.2	4.0	3.8	3.6	3.6
Average goodwill and intangibles	(0.6)	(0.5)	(0.6)	(0.6)	(0.6)	(0.5)	(0.3)	(0.3)
Average allocated tangible equity	3.6	3.5	3.4	3.6	3.4	3.3	3.3	3.3

Return on average allocated tangible equity	15.8%	13.5%	10.2%	4.5%	11.2%	10.9%	9.2%	5.3%

Loan loss rates

	Year ended 31.12.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(413)	(37)	8	(305)	(1,521)	(11)	(2,279)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	231.9	30.2	15.1	131.0	30.6	2.5	441.3

Loan loss rate (bps)	18	12	(5)	23	496	n/m	52

	Year ended 31.12.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(365)	(76)	(6)	(123)	(1,293)	(119)	(1,982)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	227.5	25.8	14.7	124.9	30.0	6.7	429.6

Loan loss rate (bps)	16	29	4	10	431	n/m	46

1	Includes gross loans and advances to customers and banks, in addition to debt securities.

Barclays Group
Loan loss rate	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(535)	(632)	(469)	(643)	(711)	(374)	(384)	(513)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	441.3	437.5	428.4	430.4	429.6	408.3	409.1	407.6

Loan loss rate (bps)	48	57	44	61	66	37	38	51

Barclays UK
Loan loss rate	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(74)	(102)	(79)	(158)	(283)	(16)	(8)	(58)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	231.9	230.9	228.5	227.5	227.5	218.4	217.3	219.4

Loan loss rate (bps)	13	18	14	28	49	3	1	11

Barclays UK Corporate Bank
Loan loss rate	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(1)	(5)	(12)	(19)	(40)	(13)	(8)	(15)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	30.2	29.2	28.2	27.0	25.8	25.2	26.0	26.1

Loan loss rate (bps)	1	7	17	28	62	21	12	23

Barclays Private Bank and Wealth Management
Loan loss rate	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/releases	(2)	(1)	2	9	(2)	(7)	3	—

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	15.1	15.2	14.8	14.8	14.7	14.3	14.1	14.1

Loan loss rate (bps)	5	3	(5)	(25)	5	19	(9)	—

Barclays Investment Bank
Loan loss rate	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/releases	(22)	(144)	(67)	(72)	(46)	(43)	(44)	10

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	131.0	129.8	126.8	129.6	124.9	116.5	115.5	113.2

Loan loss rate (bps)	7	44	21	23	15	15	15	(4)

Barclays US Consumer Bank
Loan loss rate	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(431)	(379)	(312)	(399)	(298)	(276)	(309)	(410)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	30.6	29.8	27.4	28.9	30.0	26.7	28.4	27.0

Loan loss rate (bps)	558	505	456	562	395	411	438	610

Income over average RWAs

Barclays Investment Bank	Year ended 31.12.25	Year ended 31.12.24
	£m	£m
Income	13,055	11,805

	£bn	£bn
Average RWAs	198.6	202.7

Income over average RWAs	6.6%	5.8%

Barclays Investment Bank	Q425	Q325	Q225	Q125	Q424	Q324	Q224	Q124
	£m	£m	£m	£m	£m	£m	£m	£m
Income	2,792	3,083	3,307	3,873	2,607	2,851	3,019	3,328

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average RWAs	202.1	194.9	196.1	201.4	199.9	201.8	204.9	204.4

Income over average RWAs	5.5%	6.3%	6.7%	7.7%	5.2%	5.7%	5.9%	6.5%

Tangible net asset value per share	As at 31.12.25	As at 31.12.24
	£m	£m
Total equity excluding non-controlling interests	77,784	71,821
Other equity instruments	(12,725)	(12,075)
Goodwill and intangibles	(8,284)	(8,275)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	56,775	51,471

	m	m
Shares in issue1	13,867	14,420

	p	p
Tangible net asset value per share	409	357

1
The number of shares of 13,867m as at 31 December 2025 is different from the 13,865m quoted in the 2 January 2026 announcement entitled “Total Voting Rights” because the share buyback transaction executed on 30 December 2025 did not settle until 2 January 2026.

Shareholder Information

Results timetable1				Date
Ex-dividend date				19 February 2026
Dividend record date				20 February 2026
DRIP last election date				10 March 2026
Dividend payment date				31 March 2026
Q1 2026 Results Announcement				28 April 2026

For qualifying ADR holders, the 2025 full year dividend of 5.6p per ordinary share becomes 22.4p per ADS (representing four shares). The ex-dividend date for ADR holders is 20 February 2026. The dividend record and dividend payment dates for ADR holders are as shown above.

A Dividend Re-Investment Plan (DRIP) is provided by Equiniti Financial Services Limited. The DRIP enables the Company’s shareholders to elect to have their cash dividend payments used to purchase the Company’s shares.
More information can be found at shareview.co.uk/info/drip

DRIP participants will usually receive their additional ordinary shares (in lieu of a cash dividend) three to four days after the dividend payment date. Qualifying ADR holders should contact Shareowner Services for further details regarding the DRIP.

Barclays PLC ordinary shares ISIN code: GB0031348658
Barclays PLC ordinary shares TIDM Code: BARC

			%
Exchange rates	31.12.25	31.12.24	Change2
Period end - USD/GBP	1.34	1.25	8%
YTD average - USD/GBP	1.32	1.28	3%
3 month average - USD/GBP	1.33	1.28	4%
Period end - EUR/GBP	1.15	1.21	(5)%
YTD average - EUR/GBP	1.17	1.18	(1)%
3 month average - EUR/GBP	1.14	1.20	(5)%

Share price data
Barclays PLC (p)	476	268
Barclays PLC number of shares (m)3	13,867	14,420

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)4.

American Depositary Receipts (ADRs)
Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number (US and Canada): +1 800-990-1135
Outside the US and Canada: +1 651-453-2128

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	Note that these dates are provisional and subject to change.
2	The change is the impact to GBP reported information.
3
The number of shares of 13,867m as at 31 December 2025 is different from the 13,865m quoted in the 2 January 2026 announcement entitled “Total Voting Rights” because the share buyback transaction executed on 30 December 2025 did not settle until 2 January 2026.

4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.
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